FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2009

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Contents

Page

1	Explanatory note		2

2	Market background		2

3	Asset backed exposures		3
	3.1	Significant risk concentrations and losses
	3.2	Residential mortgage-backed securities
	3.3	Commercial mortgage-backed securities
	3.4	Asset-backed CDOs and CLOs
	3.5	Other asset backed securities
	3.6	Other mortgage-related exposures

4	Counterparty valuation adjustments		11
	4.1	Credit valuation adjustment
	4.2	Monoline insurers
	4.3	CDPCs

5	Leveraged finance		13

6	Reclassification of financial instruments		14

7	Valuation of financial instruments carried at fair value		15
	7.1	Control environment
	7.2	Valuation techniques
	7.3	Valuation hierarchy
	7.4	Level 3 portfolios
	7.5	Own credit

8	SPEs and conduits		21
	8.1	SPEs
	8.2	Conduits
	8.3	SIVs
	8.4	Investment funds

Note: the following acronyms are used in this supplement
ABCP	Asset-backed commercial paper
ABS	Asset-backed securities
CDO	Collateralised debt obligations
CDS	Credit default swap
CLO	Collateralised loan obligations
CP	Commercial paper
CMBS	Commercial mortgage-backed securities
Fannie Mae	Federal National Mortgage Association
Freddie Mac	Federal Home Loan Mortgage Corporation
Ginnie Mae	Government National Mortgage Association
GSE	Government Sponsored Entity
IASB	International Accounting Standards Board
RMBS	Residential mortgage-backed securities
SIV	Structured investment vehicle
SPE	Special purpose entity
US agencies	Ginnie Mae, Fannie Mae, Freddie Mac and similar entities

Credit market and related exposures

1. Explanatory note

These disclosures provide information for certain of the Group's business activities affected by the unprecedented market events of 2008, the majority of which arose within Global Banking and Markets (GBM), and supplement Credit market exposures table on page 47.  The disclosures are focused around GBM's credit markets activities, including the conduit business, which have been particularly affected by the widespread market disruptions, as well as similar exposures in US Retail & Commercial and Group Treasury and, financial instruments where the valuation includes a higher level of subjectivity or complexity.

In preparing these disclosures, the Group took into consideration the leading practice disclosure recommendations of the Financial Stability Forum issued in April 2008 and the report of the IASB Expert Advisory Panel 'Measuring and disclosing fair value of financial instruments in markets that are no longer active' issued in October 2008. All the disclosures in this appendix are audited except for section 2, 3.6, 8.3 and 8.4.

2. Market background

Overall, 2008 has been characterised by rapid dislocation in financial markets. In many cases, the dramatic liquidity squeeze and rise in funding costs for financial institutions has resulted in reluctance or inability of market participants to transact, and has adversely affected the performance of most financial institutions globally, including the Group. Stock markets have experienced extraordinary falls, and levels of volatility have been at record highs. Commodity prices have reduced sharply in the second half of the year, and credit spreads continued to widen. Market perception of counterparty risk increased and the failure of major credit protection providers caused fair value losses for the Group and other market participants and further increased the costs of mitigating credit exposure. Sustained falls globally in both residential and commercial real estate prices, fund valuations and worsening loan performance combined with a sustained lack of liquidity in the market, resulted in a greater amount of assets being valued at significantly lower prices.

An indication of the continued decline in the price of asset backed securities (ABS), in particular those collateralised with sub-prime assets, is shown in graph 1 of the attached PDF. While not fully representative of the Group's ABS exposures or pricing basis, the ABX series of indices charted in the graph show, in bond price terms, how differently rated ABS referencing US sub-prime mortgages securitised in 2007 have performed during the year.

http://www.rns-pdf.londonstockexchange.com/rns/9131N_-2009-2-26.pdf

Graph 2 of the attached PDF provides an indication of the change in credit worthiness of corporate entities to which the Group has significant exposure through its credit products in the form of credit derivatives and bonds. The MarkiT iTraxx Europe graph demonstrates the impact of the movement of credit spreads in price terms for a basket of European corporate entities (prices rebased to 100 at the beginning of the year).

The first quarter of 2008 saw a continuation of credit and liquidity shortages experienced during 2007, culminating in the collapse of Bear Stearns in March. The centre of the credit issues remained the ABS market with worsening US economic data supporting higher levels of default expectation in the property market. However, these default expectations started to go beyond the sub-prime market with Alt A and other non-conforming classes of loans particularly seeing significant price deterioration. In addition, wider economic concerns led to heavy fair value losses in the commercial mortgage backed securities market, in corporate debt and in leveraged loan exposures. Following this tightening of conditions, the Group incurred significant losses in March [and took steps in April to materially strengthen its capital base through a £12 billion rights issue which was completed in June].

During the second quarter ABS prices initially rallied and steadied, however towards the end of the quarter a negative house price trend in the UK became clear, and in the US, market reaction to sub-prime mortgages extended to prime and near prime lending. Corporate credit spreads followed a similar pattern reacting to rising oil prices, inflationary pressures and continuing high LIBOR despite base rate cuts to 5% in April.

Credit spreads continued to widen across the market through the third quarter and liquidity levels reduced further, resulting in pressure on banks and economies worldwide. This culminated in the demise of Lehman Brothers in September and further market consolidation and global state intervention to provide support to the banking sector.

During the fourth quarter there was a continued lack of confidence in the inter-bank market, with demand for stable investments resulting in US treasuries reaching negative spreads. Corporate and ABS prices fell further particularly in the last two months of the year increasing pressure on banks' capital positions. The Group moved to strengthen its capital position through an open offer to raise £15 billion, underwritten by the UK government.  The year concluded with S&P downgrading the credit ratings of eleven global banks, including the Group.

3. Asset-backed exposures

3.1 Significant risk concentrations and losses

The Group's credit markets activities gives rise to risk concentrations that have been particularly affected by the market turmoil experienced since the second half of 2007. The Group structures, originates, distributes and trades debt in the form of loan, bond and derivative instruments in all major currencies and debt capital markets in North America, Western Europe, Asia and major emerging markets.

During 2008, certain assets identified as being high risk were also transferred to a centrally managed asset unit, set up to provide specific management of this portfolio of higher risk assets. Transferred assets are predominantly ABS and associated protection purchased from monoline insurers and other counterparties.

The tables below summarise the net exposures and balance sheet carrying values of these securities by measurement classification and references to sections with further information on specific products.

		Held-for-trading		Available-for-sale		Loans and receivables		Designated at fair value		All ABS
	Section	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Net exposure		£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
RMBS	3.2	24,462	35,105	44,450	27,875	2,578	5	182	90	71,672	63,075
CMBS	3.3	1,178	2,749	918	977	1,437	626	13	47	3,546	4,399
CDOs& CLOs	3.4	2,463	7,288	2,538	2,174	1,282	-	-	23	6,283	9,485
Other ABS	3.5	195	3,479	6,572	5,579	3,621	72	40	186	10,428	9,316
Total		28,298	48,621	54,478	36,605	8,918	703	235	346	91,929	86,275

Carrying value
RMBS	3.2	27,849	37,280	44,791	27,880	2,618	5	182	90	75,440	65,255
CMBS	3.3	2,751	3,916	1,126	976	1,437	626	13	37	5,327	5,555
CDOs & CLOs	3.4	7,774	15,477	9,579	2,173	1,284	-	-	26	18,637	17,676
Other ABS	3.5	1,505	5,758	6,572	5,579	3,621	72	41	186	11,739	11,595
Total		39,879	62,431	62,068	36,608	8,960	703	236	339	111,143	100,081

Notes:
(1)

Net exposures is carrying value after taking account of hedge protection purchased from monolines and other counterparties but excludes the effect of counterparty credit valuation adjustment. The protection provides credit protection against the notional and interest cash flows due to the holders of debt instruments in the event of default by the debt security counterparty. The value of the protection is based on the underlying instrument being protected.

(2)	Carrying value is the amount recorded on the balance sheet
(3)

Certain instruments have been reclassified from the held-for-trading category to loans and receivables or available-for-sale categories, as permitted by the amendment to IAS 39 issued in October 2008, therefore affecting comparability by measurement classification. Further information on the reclassifications is provided in section 6.

Asset backed securities ('ABS') are securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages and, in the case of collateralised debt obligations ('CDOs'), the referenced pool may be ABS or other classes of assets. The process by which the risks and rewards of the pool are passed on to investors via the issuance of securities with varying seniority is commonly referred to as securitisation.

During 2008, as the problems in the sub-prime sector spread to other asset classes on a global basis and credit spreads widened due to concerns over creditworthiness of underlying assets, securitisation volumes continued to be thin. Over the preceding years GBM had established itself as an active arranger of third-party securitisations and a secondary dealer in these securities, and GBM had therefore accumulated assets that became difficult to sell given market conditions.

The Group has exposures to ABS which are predominantly debt securities but can be held in derivative form. These positions had been acquired primarily through the Group's activities in the US leveraged finance market which were expanded during 2007. These include residential mortgage backed securities ('RMBS'), commercial mortgage backed securities ('CMBS'), ABS CDOs, collateralised loan obligations ('CLOs') and other ABS. In many cases the risk on these assets is hedged via credit derivative protection purchased over the specific asset or relevant ABS indices. The counterparty to some of these hedge transactions are monoline insurers (see section 4).

The net exposure of the Group's holdings of ABS increased from £86.3 billion at 31 December 2007 to £91.9 billion by 31 December 2008, where underlying reductions have been more than offset by the effect of exchange rates. The net exposure incorporates hedge protection but excludes counterparty credit valuation adjustments.

Through a sustained de-risking exercise, the Group made reductions to the overall risk through a combination of direct asset sales and switching to lower risk assets through trading activities.  As a large proportion of the ABS are denominated in US dollars, these reductions in exposure were partially offset due to the movement in the exchange rate against sterling.

The majority of the Group's RMBS portfolio at 31 December 2008, in terms of net exposure, was AAA rated guaranteed or effectively guaranteed securities of £58.8 billion, comprising:

•	£41.2 billion of US agency securities

•	£7.6 billion of Dutch government guaranteed RMBS

•	£10.0 billion of European mortgage covered bonds issued by financial institutions

The tables below analyses carrying values of these debt securities by measurement classification and rating(1)  and fair value hierarchy level(2) .

	RMBS				CMBS	CDOs & CLOs	Other ABS	Total
	Sub-prime	Non conforming	Prime
			Guaranteed	Other
31 December 2008	£m	£m	£m	£m	£m	£m	£m	£m
AAA rated(1)
Held-for-trading	393	203	18,622	6,226	2,306	4,699	380	32,829
Available-for-sale	522	1,914	22,546	18,764	982	6,458	4,826	56,012
Loans and receivables	431	1,415	-	476	406	651	1,443	4,822
Designated at fair value	16	-	-	166	9	-	-	191
	1,362	3,532	41,168	25,632	3,703	11,808	6,649	93,854
BBB- and above rated(1)
Held-for-trading	564	79	-	985	407	1,439	890	4,364
Available-for-sale	267	194	-	338	144	1,642	1,292	3,877
Loans and receivables	105	64	-	94	1,031	561	1,296	3,151
Designated at fair value	-	-	-	-	4	-	41	45
	936	337	-	1,417	1,586	3,642	3,519	11,437
Non-investment grade(1)
Held-for-trading	636	69	-	59	38	1,299	120	2,221
Available-for-sale	124	74	-	47	-	1,057	50	1,352
Loans and receivables	30	3	-	-	-	-	73	106
Designated at fair value	-	-	-	-	-	-	-	-
	790	146	-	106	38	2,356	243	3,679
Not publicly rated
Held-for-trading	1	1	9	2	-	338	115	466
Available-for-sale	-	1	-	-	-	421	404	826
Loans and receivables	-	-	-	-	1	71	811	883
Designated at fair value	-	-	-	-	-	-	-	-
	1	2	9	2	1	830	1,330	2,175

Total
Held-for-trading	1,594	352	18,631	7,272	2,751	7,774	1,505	39,879
Available-for-sale	913	2,183	22,546	19,149	1,126	9,579	6,572	62,068
Loans and receivables	566	1,482	-	570	1,437	1,284	3,621	8,960
Designated at fair value	16	-	-	166	13	-	41	236
Total	3,089	4,017	41,177	27,157	5,327	18,637	11,739	111,143
Of which carried at fair value:
Level 2(2)	2,459	2,485	40,942	26,442	3,315	14,643	6,677	96,963
Level 3(3)	64	50	235	145	574	2,710	1,441	5,220
	2,523	2,535	41,177	26,587	3,889	17,353	8,118	102,183

Notes:
(1)	Credit ratings are based on those from rating agencies Standard & Poor's (S&P), Moody's and Fitch and have been mapped onto S&P scale
(2)	Valuation is based significantly on observable market data. Instruments in this category are valued using:
(a) quoted prices for similar instruments or identical instruments in markets which are not considered to be active; or
(b) valuation techniques where all the inputs that have a significant effect on the valuation are directly or indirectly based on observable market data.
(3)	Instruments in this category have been valued using a valuation technique where at least one input which could have a significant effect on the instrument's valuation

	RMBS				CMBS	CDOs & CLOs	Other ABS	Total
	Sub-prime	Non conforming	Guaranteed
				Other
31 December 2007(1)	£m	£m	£m	£m	£m	£m	£m	£m

AAA rated(2)
Held-for-trading	1,790	2,093	15,502	12,951	3,285	12,067	3,495	51,183
Available-for-sale	139	865	16,545	10,313	964	2,152	5,073	36,051
Loans and receivables	-	-	-	-	-	-	-	-
Designated at fair value	-	-	-	72	37	7	-	116
	1,929	2,958	32,047	23,336	4,286	14,226	8,568	87,349
BBB- and above rated(2)
Held-for-trading	2,476	530	-	557	574	1,509	1,077	6,723
Available-for-sale	-	-	-	18	13	1	206	238
Loans and receivables	-	-	-	-	626	-	-	626
Designated at fair value	2	-	-	-	-	17	-	19
	2,478	530	-	575	1,213	1,527	1,283	7,606
Non-investment grade(2)
Held-for-trading	616	146	-	27	35	1,082	91	1,997
Available-for-sale	-	-	-	-	-	-	14	14
Loans and receivables	5	-	-	-	-	-	72	77
Designated at fair value	16	-	-	-	-	-	-	16
	637	146	-	27	35	1082	177	2,104
Not publicly rated
Held-for-trading	192	144	126	131	22	819	1,096	2,530
Available-for-sale	-	-	-	-	-	20	284	304
Loans and receivables	-	-	-	-	-	-	-	-
Designated at fair value	-	-	-	-	-	2	186	188
	192	144	126	131	22	841	1,566	3,022
Total
Held-for-trading	5,073	2,913	15,627	13,666	3,916	15,477	5,758	62,430
Available-for-sale	139	865	16,545	10,331	976	2,174	5,577	36,607
Loans and receivables	5	-	-	-	626	-	72	703
Designated at fair value	19	-	-	72	37	26	186	340
Total	5,236	3,778	32,172	24,069	5,556	17,677	11,593	100,081
Of which:
Level 2(3)	5,171	3,598	32,172	24,069	4,929	15,927	11,391	97,258
Level 3(4)	59	180	-	-	-	1,750	130	2,119
	5,230	3,778	32,173	24,069	4,929	17,677	11,520	99,377

Notes:
(1)

31 December 2007 includes approximately £19 billion of AAA rated guaranteed, covered bonds and other RMBS relating to ABM AMRO Group Treasury liquidity portfolio, included within Shared assets at that time but which were transferred to RBS in the first half of 2008. Information for 31 December 2007 has been aligned to presentation adopted for 2008 reporting

(2)	Credit ratings are based on those from rating agencies Standard & Poor's (S&P), Moody's and Fitch and have been mapped onto S&P scale
(3)	Valuation is based significantly on observable market data. Instruments in this category are valued using:
(a) quoted prices for similar instruments or identical instruments in markets which are not considered to be active; or
(b) valuation techniques where all the inputs that have a significant effect on the valuation are directly or indirectly based on observable market data.
(4)	Instruments in this category have been valued using a valuation technique where at least one input which could have a significant effect on the instrument's valuation

3.2 Residential  mortgage-backed securities

Residential mortgage backed securities (RMBS) are securities that represent an interest in a portfolio of residential mortgages. Repayments made on the underlying mortgages are used to make payments to holders of the RMBS. The risk of the RMBS will vary primarily depending on the quality and geographic region of the underlying mortgage assets and the credit enhancement of the securitisation structure.

Several tranches of notes are issued, each secured against the same portfolio of mortgages, but providing differing levels of seniority to match the risk appetite of investors. The most junior (or equity) notes will suffer early capital and interest losses experienced by the referenced mortgage collateral, with each more senior note benefiting from the protection provided by the subordinated notes below. Additional credit enhancements may be provided to the holder of senior RMBS notes, including guarantees over the value of the exposures, often provided by monoline insurers.

The main categories of mortgages that serve as collateral to RMBS held by the Group are described below. As can be seen from the tables below, the Group's RMBS portfolio covers a range of geographic locations and there different categories used to classify the exposures depending on the geographical region of the underlying mortgage. The categories are described below. The US market has more established definitions of differing underlying mortgage quality and these are used as the basis for the Group's RMBS categorisation.

Sub-prime mortgages: are loans to sub-prime borrowers typically having weakened credit histories that include payment delinquencies, and potentially more severe problems such as court judgements and bankruptcies. They may also display reduced repayment capacity as measured by credit scores, high debt-to-income ratios, or other criteria indicating heightened risk of default.

Non-conforming mortgages  (or 'Alt-A' used for US exposures) have a higher credit quality than sub-prime mortgages, but lower than those prime borrowers. Within the US mortgage industry, non-conforming mortgages are those that do not meet the lending criteria for US agency mortgages (described below). For non-US mortgages, judgement is applied in identifying loans with similar characteristics to US non-conforming loans and also include self-certified loans. Alt-A  describes a category of mortgages in which lenders consider the risk to be greater than prime mortgages though less than sub-prime. The offered interest rate is usually representative of the associated risk level.

Guaranteed mortgages  are mortgages that form part of a mortgaged backed security issuance by a government agency, or in the US, an entity that benefits from a guarantee provided by the US government. For US RMBS, this category includes, amongst others, RMBS issued by Freddie Mac, Fannie Mae and Ginnie Mae. For European RMBS this includes mortgages guaranteed by the Dutch government.

Other Prime   mortgages  are those of a higher credit quality than non-conforming and sub-prime mortgages, and exclude guaranteed mortgages.

Covered mortgage bonds  ar e debt instruments that have recourse to a pool of mortgage assets, where investors have a preferred claim if a default occurs. These underlying assets are segregated from the other assets held by the issuing entity. These underlying assets are segregated from other assets held by the issuing entity.

The tables below shows the Group's RMBS net exposures and carrying values by measurement classification, underlying asset type, geographical location of the property that the mortgage is secured against, and the year in which the underlying mortgage was originated.

	31 December 2008					31 December 2007
	Sub-prime	Non conforming	Prime		Total	Sub-prime	Non conforming	Prime		Total
TOTAL			Guaranteed (2)	Other (3)				Guaranteed (2)	Other (3)
Net exposure	£m	£m	£m	£m		£m	£m	£m	£m	£m
Held-for-trading	344	350	18,557	4,859	24,110	3,496	2,917	15,627	13,066	34,941
Available-for-sale	571	2,184	22,546	19,116	44,417	139	865	16,540	10,332	27,876
Loans and receivables	526	1,481	-	870	2,877	25	-	-	-	25
Designated at fair value	16	-	-	166	182	18	-	-	72	90
	1,457	4,015	41,103	25,011	71,586	3,673	3,776	32,013	23,470	62,932

Carrying values
Held-for-trading	1,594	352	18,631	7,272	27,849	5,073	2,913	15,627	13,666	37,279
Available-for-sale	913	2,184	22,546	19,149	44,792	139	865	16,545	10,331	27,880
Loans and receivables	566	1,482	-	570	2,618	5	-	-	-	5
Designated at fair value	16	-	-	166	182	18	-	-	72	90
	3,089	4,018	41,177	27,157	75,441	5,235	3,778	32,172	24,069	65,254

Notes
(1)	Net exposures reflect the effect of hedge protection purchased from monolines and other counterparties but excludes the effect of counterparty credit valuation adjustment.
(2)	Prime guaranteed exposures and carrying values include:
(a)	£7.6 billion (2007 - £6.0 billion) available-for-sale exposures guaranteed by the Dutch government
(b)	£ 5.7 billion (2007 - £5.0 billion) guaranteed by US government via Ginnie Mae of which £0.5 billion (2007 - £0.3 billion) are held-for-trading
(c)	£ 27.8 billion (2007 - £ 21.0 million) effectively guaranteed by the US government via its support for Freddie Mac and Fannie Mae of which £17.9 billon (2007 - £15.1 billion) are held-for-trading
(3)	Other prime mortgage exposures include £10.0 billion (2007 - £7.8 billion) covered European mortgage bonds

	31 December 2008					31 December 2007
	Sub-prime	Alt-A	Prime		Total	Sub-prime	Alt-A	Prime		Total
			Guaranteed	Other				Guaranteed	Other
United States	£m	£m	£m	£m		£m	£m	£m	£m	£m
Net exposure
Held-for-trading	302	346	18,577	968	20,193	2,953	2,189	15,502	1,419	22,063
Available-for-sale	53	760	14,887	4,409	20,109	-	640	10,504	1,359	12,503
Loans and receivables	3	-	-	215	218	-	-	-	-	-
	358	1,106	33,464	5,592	40,520	2,953	2,829	26,006	2,778	35,889
Carrying values
Held-for-trading	1,427	351	18,577	1,043	21,398	4,277	2,189	15,502	1,419	23,387
Available-for-sale	394	760	14,887	4,409	20,450	-	640	10,504	1,359	12,503
Loans and receivables	3	-	-	215	218	-	-		-	-
	1,824	1,111	33,464	5,667	42,066	4,277	2,829	26,006	2,778	35,890
Of which originated in:
- 2004 and earlier	474	122	5,534	709	6,839	745	165	2,532	406	3,848
- 2005	259	718	6,014	2,675	9,666	1,065	437	3,209	275	4,987
- 2006	718	115	1,689	614	3,136	1,734	1,188	5,557	1,017	9,496
- 2007 and later	373	156	20,227	1,669	22,425	732	1,039	14,707	1,080	17,558
	1,824	1,111	33,464	5,667	42,066	4,277	2,829	26,005	2,778	35,889

	31 December 2008				31 December 2007
	Sub-prime	Non conforming	Prime	Total	Sub-prime	Non conforming	Prime	Total
United Kingdom	£m	£m	£m		£m	£m	£m	£m
Net exposure
Held-for-trading	33	-	258	291	150	724	2,411	3,285
Available-for-sale	154	1,424	3,446	5,024	7	157	930	1,094
Loans and receivables	205	1,482	118	1,805	5	-	-	5
Designated at fair value	16	-	166	182	18	-	72	90
	408	2,906	3,988	7,303	180	881	3,389	4,474
Carrying values
Held-for-trading	70	-	1,345	1,415	150	724	2,740	3,614
Available-for-sale	154	1,424	3,446	5,024	7	157	935	1,100
Loans and receivables	205	1,482	118	1,805	5	-	-	5
Designated at fair value	16	-	166	182	18	-	72	90
	445	2,906	5,075	8,426	180	881	3,747	4,809
Of which originated in:
- 2004 and earlier	72	-	815	887	13	22	911	946
- 2005	42	653	1,000	1,695	1	10	512	523
- 2006	209	757	2,308	3,274	49	110	1,256	1,415
- 2007 and later	122	1,496	952	2,570	117	738	1,068	1,923
	445	2,906	5,075	8,426	180	881	3,747	4,807

	31 December 2008					31 December 2007
	Sub-prime	Prime			Total	Sub-prime	Prime			Total
		Guaranteed (1)	Covered (2)	Other			Guaranteed (1)	Covered (2)	Other
Europe	£m	£m	£m	£m		£m	£m	£m	£m	£m
Net exposure
Held-for-trading	10	-	-	3,897	3,907	321	-	-	9,157	9,478
Available-for-sale	57	7,642	10,040	1,106	18,845	-	6,012	7,822	58	13,892
Loans and receivables	313	-	-	208	521	-	-	-	-	-
	380	7,642	10,040	5,211	23,273	321	6,012	7,822	9,215	23,370
Carrying values		-
Held-for-trading	30	-	-	4,839	4,889	324	-	-	9,429	9,753
Available-for-sale	57	7,642	10,040	1,106	18,845	-	6,012	7,822	58	13,892
Loans and receivables	352	-	-	208	560	-	-	-	-	-
	439	7,642	10,040	6,153	24,274	324	6,012	7,822	9,486	23,645
Of which originated in:
- 2004 and earlier	48	417	702	954	2,121	81	367	576	1,396	2.420
- 2005	17	1,165	2,993	1,090	5,265	33	1,117	2,160	1,946	5,257
- 2006	148	2,059	4,466	2,466	9,139	63	1,780	3,801	3,897	9,541
- 2007 and later	226	4,000	1,879	1,643	7,748	147	2,748	1,284	2,248	6,427
	439	7,642	10,040	6,153	24,275	324	6,012	7,822	9,487	23,645

Notes
(1)	Guaranteed by the Dutch government
(2)	Covered bonds referencing primarily Dutch and Spanish mortgages

The Group's largest concentration of RMBS assets relate to a portfolio of US agency asset backed securities comprising mainly of current year vintage positions of £33.4 billion at 31 December 2008 (2007: £26.0 billion). Due to the US government backing implicit in these securities, the counterparty credit risk exposure is low. Financial markets and economic conditions have been extremely difficult in the US throughout 2008, particularly in the last quarter. Credit conditions have deteriorated and financial markets have experienced widespread illiquidity and elevated levels of volatility due to forced de-leveraging. Transaction activity in the securities portfolio has been reduced due to general market illiquidity. Residential mortgages have been affected by the stress that consumers experienced from depreciating house prices, rising unemployment and tighter credit conditions, resulting in higher levels of delinquencies and foreclosures. In particular, the deteriorating economy and financial markets have negatively impacted the valuation, liquidity, and credit quality of private-label securities.

Citizens maintains an available-for-sale investment securities portfolio to provide high-quality collateral to support cost-advantaged deposits, to provide a liquidity buffer, and to enhance earnings. The size of the portfolio has been relatively stable through 2008, but both the absolute and relative size (% of earning assets) declined in 2006-2007. The portfolio comprises high credit quality mortgage-backed securities, to ensure both pledgeability and liquidity. The U.S. Government guarantees on MBS, whether explicit or implicit, put most of the portfolio in a secure credit position. The non-agency MBS holdings derive credit support in two ways. Firstly, there is senior and subordinated structuring, and Citizens hold only the most senior tranches. Secondly, there is high quality supporting loan collateral. The collateral quality is evidenced (a) by the vintages, with 82% issued in 2005 and earlier, (b) by the borrower's weighted loan to value (LTV) ratio of 65%, and (c) by the borrower's weighted-average FICO score of 734.

A further £10.0 billion (2007: £7.8 billion) of the RMBS exposure consists of available-for-sale portfolio of European RMBS, referencing primarily Dutch and Spanish government-backed loans, and accordingly the quality of these assets has held up relative to other RMBS types.

The Group has other portfolios of RMBS from secondary trading activities, warehoused positions previously acquired with the intention of further securitisation and a portfolio of assets from the unwinding of a securities arbitrage conduit. This conduit was established to benefit from the margin between the assets purchased and the notes issued. The majority of these held-for trading-RMBS have been grouped together for management purposes.

Some of these assets (£7.0 billion) were reclassified from held-for-trading category to the loans and receivables (£1.8 billion) and available-for-sale categories during the year (£5.2 billion).

Overall, the Group has recognised significant fair value losses on RMBS assets during the year due to reduced market liquidity and deteriorating credit ratings of these assets. The Group has reduced its exposure to RMBS predominantly through fair value hedges and asset sales during the year. These decreases in were partially offset by the weakening of sterling relative to US$ and €.

3.3 Commercial mortgage-backed securities

Commercial mortgages backed securities ('CMBS') are securities that are secured by mortgage loans on commercial land and buildings.  The securities are structured in the same way as an RMBS but typically the underlying assets referenced will be of greater individual value. The performance of the securities are highly dependent upon the sector of commercial property referenced and the geographical region.

The Group accumulated CMBS for the purpose of securitisation and secondary trading. The largest holding of CMBS arose as a result of the Group's purchase of senior tranches in mezzanine and high grade CMBS structures from third parties. These securities are predominantly hedged with monoline insurers. As a result, the Group's risk is limited to the counterparty credit risk exposure to the hedge.  The Group also holds CMBS arising from securitisations of European commercial mortgages originated by the Group.

The following table shows the composition of the Groups holdings of CMBS portfolios.

	31 December 2008					31 December 2007
	US	UK	Europe	ROW (1)	Total	US	UK	Europe	ROW (1)	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Office	435	938	402	-	1,775	599	534	-	-	1,133
Mixed use	32	106	1,048	45	1,231	-	73	192	-	265
Healthcare	805	143	-	-	948	1,210	-	-	-	1,210
Retail	295	43	17	48	403	398	13	-	-	411
Industry	24	13	81	-	118	61	-	-	100	161
Multi-family	40	-	49	-	89	48	-	-	-	48
Leisure	-	76	-	-	76	-	-	-	-	-
Hotel	40	35	-	-	75	36	-	-	-	36
Other	474	41	49	48	612	931	530	765	64	2,293
	2,145	1,395	1,646	141	5,327	3,284	1,153	957	164	5,555

(1) Rest of the world

3.4 Asset-backed collateralised debt and loan obligations

Collateralised debt obligations (CDOs) are securities whose performance is dependant on a portfolio of referenced underlying securitised assets. The referenced assets generally consist of ABS, but may also include other classes of assets.  Collateralised loan obligations represent securities in special purpose entities (SPEs), the assets of which are primarily cash flows from underlying leveraged loans.

The Group's ABS CDO and CLO net exposures comprised:

	2008	2007
	£m	£m
Super senior CDOs	1,375	3,834
Other CDOs	1,465	1,569
CLOs	3,443	4,082
	6,283	9,485

The Group's CDO exposures comprise CDOs structured by the Group from 2003 to 2007 that were unable to be sold to third parties due to prevailing illiquid markets with net exposures of £1.4 billion (2007: £3.8 billion), as well as CDO net exposures of £1.5 billion (2007:£1.6 billion) purchased from third parties some of which are fully hedged through CDS with other banks or monoline insurers.

Super senior CDOs

Super senior CDOs represent the most senior positions in a CDO, having subordination instruments (usually represented by a combination of equity, mezzanine and senior notes) which absorb losses before the super senior note is affected. Losses will only be suffered by the super senior note holders after a certain threshold of defaults of the underlying reference assets has been reached. The threshold is usually referred to in percentage terms of defaults of the remaining pool, and known as the 'attachment point'.  These super senior instruments carry an AAA rating at point of origination or are senior to other AAA rated notes in the same structure.  The level of defaults occurring on recent vintage sub-prime mortgages and other asset classes has been higher than originally expected. This has meant that the subordinate positions have diminished significantly in value, credit quality and rating and, as a result, the super senior tranches of the CDOs have a higher probability of suffering losses than at origination. The ratings of the majority of the underlying collateral are now below investment grade.

Depending on the quality of the underlying reference assets at issuance, the super senior tranches will be either classified as high grade or mezzanine. The majority of the Group's total exposure relates to high grade super senior tranches of ABS CDOs. The table below summarises the carrying amounts and net exposures after hedge protection of the Group's super senior CDOs as at 31 December 2008. The collateral rating is determined with reference to S&P ratings where available. Where S&P ratings are not available the lower of Moody's and Fitch ratings have been used.

	31 December 2008(1)			31 December 2007
	High grade	Mezzanine	Total	High grade	Mezzanine	Total
	£m	£m	£m	£m	£m	£m
Gross exposure	7,673	3,720	11,393	6,420	3,040	9,460
Hedges and protection	(3,423)	(691)	(4,114)	(3,347)	(1,250)	(4,597)
	4,250	3,029	7,279	3,073	1,790	4,863
Write downs on net open position	(3,019)	(2.885)	(5,904)	(492)	(537)	(1,029)
Net exposure after hedges	1,231	144	1,375	2,581	1,253	3,834

	%	%	%	%	%	%
Average price	29	6	21	84	70	79
Underlying RMBS sub-prime assets (origination)	69	91	79	69	91	79
Of which originated in:
2005 and earlier	24	23	24	24	23	24
2006	28	69	46	28	69	46
2007	48	8	30	48	8	30

Collateral by rating(2) at reporting date :
AAA	14	-	9	36	-	23
BBB- and above	35	5	24	62	31	51
Non-investment grade	51	95	67	2	69	26

Attachment point (3)	29	46	36	29	46	35
Attachment point post write down	77	97	86	40	62	50

Notes
(1)	The above table contains data for two trades liquidated in the last quarter of 2008. The data for these two trades is reported above to provide consistency with comparatives.
(2)	Credit ratings are based on those from rating agencies Standard & Poor's (S&P), Moody's and Fitch and have been mapped onto S&P scale
(3)

Attachment point is the minimum level of losses in a portfolio which a tranche is exposed to, as a percentage, of the total notional size of the portfolio. For example, a 5 - 10% tranche has an attachment point of 5% and a detachment point of 10%. When the accumulated loss of the reference pool is less than 5% of the total initial notional of the pool, the tranche will not be affected. However, when the loss has exceeded 5%, any further losses will be deducted from the tranche's notional principal until detachment point, 10%, is reached.

The change in net exposure during the year is analysed in the table below.

	High grade	Mezzanine	Total
		£m	£m
Net exposure at 1 January 2008	2,581	1,253	3,834
Net income statement	(1,836)	(1,140)	(2,976)
Foreign exchange and other movements	486	31	517
Net exposure at 31 December 2008	1,231	144	1,375

High grade super senior exposures

As shown in the table below, the majority of the Group's high grade super senior exposures represent securities retained in CDO structures originated by the Group.

Gross exposures
£m
Group originated deals	6,776
Third-party structures	897
Total	7,673

At origination, the reference assets of the high grade structures predominantly comprised investment grade tranches of sub-prime residential mortgage securitisations along with other senior tranches of some combination of other ABS assets, including Prime and Alt-A RMBS, CMBS, trust preferred ABS, student loan backed ABS and CDO assets. The underlying assets referenced by these super senior securities are primarily more recent vintages (the year the underlying loan was originated), with 48% being 2007. Generally, loans with more recent vintages carry greater discounts, reflecting the market expectation of greater default levels than on earlier loan vintages.

The fair value of these assets has fallen significantly during the period, representing the decline in performance in the underlying reference assets and the lack of an active market for the securities. Some of the Group's holdings (£3.4 billion) have been hedged with monoline counterparties. These exposures are detailed in section 4.

Mezzanine super senior CDOs

The mezzanine super senior tranches of CDOs have suffered a greater level of price decline than high grade tranches, due to the relative credit quality of the underlying assets. As shown in the table below, the majority of the Group's mezzanine super senior exposures represent securities retained in CDO structures originated by the Group.

Gross exposures
£m
Group originated deals	3,565
Third-party structures	155
Total	3,720

Other CDOs

The net exposure of the Group's other senior CDO exposures was £1.5 billion after hedge protection with bank or monoline counterparties. The unhedged exposures comprise CDOs representing smaller positions with various types of underlying collateral, rating and vintage characteristics.

The positions hedged with derivative protection from banks include a number of positions referencing early vintages of RMBS and other ABS assets against which it purchased protection from bank counterparties through CDS. The Group therefore has no net exposure to these certain CDOs before credit valuation adjustment. Due to the early vintage, the assets underlying these structures have not deteriorated to the same degree as the more recently issued securities. The protection purchased is from banks as opposed to monoline insurers and the credit valuation adjustment on banks is less than on monoline insurers.

Additionally, the Group has one exposure that, while not structured as a super senior security, incorporates similar risk characteristics. The exposure results from options sold to a third-party conduit structure on a portfolio of ABS. The Group assumes the risk of these securities only after the first loss protection has been eroded. The Group also has protection purchased against the remainder of this exposure through a CDS purchased from a monoline insurer.

The Group holds other subordinated note positions in CDO vehicles which have experienced significant reductions in value since inception. The majority of these positions are junior notes that have been fully written down by the Group with no ongoing exposure remaining at the balance sheet date.

CLOs

Collateralised loan obligations represent securities in special purpose entities (SPEs), the assets of which are primarily cash flows from underlying leveraged loans.

The Group has CLO exposures resulting from a number of trading activities. They consist of exposures retained by the Group and from notes purchased from third-party structures. The Group holds super senior securities in two CLO structures which were originated by the Group in 2005 and 2007. The underlying collateral of these structures predominantly references leveraged loans.

£2.3 billion of these assets were reclassified from the held-for-trading category to the loans and receivables (£0.8 billion) and available-for-sale categories during the year (£1.5 billion).

3.5 Other asset backed securities

Other assets backed securities are securities issued from securitisation vehicles, similar to those in RMBS and CMBS structures, which reference cash flow generating assets other than mortgages. The wide variety of referenced underlying assets result in diverse asset performance levels.

The Group has accumulated these assets from a range of trading and funding activities. The carrying value of the Group's other asset-backed securities by underlying asset type and geographical region are shown below.

	31 December 2008					31 December 2007
	US	UK	Europe	ROW	Total	US	UK	Europe	ROW	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Covered bonds	-	-	3,301	-	3,301	-	-	2,895	-	2,895
Auto	97	29	466	13	606	156	36	108	13	313
Equipment	15	-	-	16	31	60	20	20	7	107
Other consumer	956	428	118	729	2,230	384	17	56	6	464
Utilities and energy	47	19	48	143	257	99	35	34	13	182
Aircraft leases	459	24	-	273	755	287	36	36	141	501
Other leases	1	525	455	-	980	378	135	133	50	695
Trade receivables	15	8	-	-	24	68	24	24	9	126
Film / entertainment	134	-	-	-	135	84	30	29	11	154
Student loans	953	-	-	-	953	629	32	32	12	705
Other	906	587	710	264	2,468	2,796	1,014	1,200	337	5,347
	3,581	1,621	5,098	1,437	11,738	4,942	1,379	4,567	601	11,487

The covered bonds comprise asset-backed securities issued by several Spanish financial institutions. These securities benefit from additional credit enhancement provided by the issuing institutions. The other major asset types that increased since 2007 include other consumer loans by £1.8 billion, leases by £0.5 billion and student loans by £0.2 billion. These increases were driven by the weakening of sterling against US$ and €.

3.6 Other mortgage-related exposures

The Group's whole loans and warehouse facilities collateralised by mortgages are analysed below. These facilities primarily relate to UK and European mortgages with US mortgages representing £260 million of whole loans, of which more than 75% comprised prime mortgages.

	31 December 2008		31 December 2007
	Whole loans	Warehouse facilities	Whole loans	Warehouse facilities
		£m	£m	£m
Prime	1,905	1,731	453	575
Commercial	1,262	409	2,200	900
Non-conforming	1,396	1,019	57	1,445
Sub-prime	27	-	97	-
	4,590	3,159	2,807	2,920

4. Counterparty valuation adjustments

4.1 Credit valuation adjustments

Credit valuation adjustments ('CVAs') represent an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk inherent in counterparty derivative exposures. During 2008, as credit spreads have widened, there has been a significant increase in the CVA as set out in the table below.

	Section	31 December 2008	31 December 2007
		£m	£m
Monoline insurers	4.2	5,988	862
CDPCs	4.3	1,311	44
Other counterparties		1,738	263
Total CVA adjustments		9,037	1,169

The widening of credit spreads of corporate and financial institution counterparties during the year contributed to a significant increase in the level of CVA adjustments recorded across all counterparties particularly , monoline insurers and credit derivative product companies ('CDPCs').

The monoline insurer CVA is calculated on a trade-by-trade basis, and is derived using market observable monoline credit spreads. The majority of the monoline CVA is taken against credit derivatives hedging exposures to ABS. The CDPC CVA is calculated using a similar approach. However, in the absence of market observable credit spreads, the cost of hedging the counterparty risk is estimated by analysing the underlying trades and the cost of hedging expected default losses in excess of the capital available in each vehicle.

The CVA for all other counterparties, including in respect of derivatives with banks, is calculated either on a trade-by-trade basis, reflecting the estimated cost of hedging the risk through credit derivatives, or on a portfolio basis reflecting an estimate of the amount a third party would charge to assume the risk

4.2 Monoline insurers

The Group has purchased protection from monoline insurers, mainly against specific ABS, CDOs and CLOs. Monoline insurers are entities which specialise in providing credit protection against the notional and interest cash flows due to the holders of debt instruments in the event of default by the debt security counterparty. This protection is typically held in the form of derivatives such as credit default swaps ('CDS') referencing the underlying exposures held by the Group.

During the year the market value of securities protected by monoline insurers continued to decline as markets deteriorated. As the fair value of the protected assets declined, the fair value of the CDS protection from monoline insurers increased. As the monoline insurers had concentrated their exposures to credit market risks, their perceived credit quality deteriorated as concerns increased regarding their ability to meet their contractual obligations. This resulted in increased levels of CVA being recorded on the purchased protection.

The change in the Group's exposure to monoline insurers during the year has been driven by the increased value of purchased derivative protection and the strengthening of the US$ against sterling as significantly all of the exposures are US$ denominated. The combination of greater exposure and widening credit spreads has increased the level of CVA required. Towards the end of the year the Group reached settlement on a group of contracts with one monoline counterparty, thereby reducing the overall exposure.

The tables below analyse the Group's holdings of CDS with monoline counterparties.

	31 December 2008	31 December 2007
	£m	£m
Gross exposure to monolines	11,581	3,409
Hedges with bank counterparties	(789)	-
Credit valuation adjustment	(5,988)	(862)
Net exposure to monolines	4,804	2,547

The change in CVA is analysed in the table below:

£m
At 1 January 2008	862
CVA realised during 2008	(1,737)
Net benefit on counterparty hedges	304
Foreign currency movement	1,086
Net benefit on reclassified debt securities	1,917
Net income statement effect	3,556
Balance at 31 December 2008	5,988

	31 December 2008				31 December 2007
	Notional amount: protected assets	Fair value: protected assets	Gross exposure	Credit valuation adjustment	Notional amount: protected assets	Fair value: protected assets	Gross exposure	Credit valuation adjustment
	£m	£m	£m	£m	£m	£m	£m	£m
AAA / AA rated
CDO of RMBS	-	-	-	-	4,976	3,006	1,970	150
RMBS	3	2	1	-	73	73	-	-
CMBS	613	496	117	51	3,731	3,421	310	34
CLOs	6,506	4,882	1,624	718	9,941	9,702	239	44
Other ABS	1,548	990	558	251	4,553	4,388	165	14
Other	267	167	100	47	622	516	106	1
	8,937	6,537	2,400	1,067	23,896	21,106	2,790	243
A / BBB rated
CDO of RMBS	5,385	1,363	4,022	1,938	-	-	-	-
RMBS	90	63	27	10	-	-	-	-
CMBS	4,236	1,892	2,344	1,378	-	-	-	-
CLOs	6,009	4,523	1,486	778	-	-	-	-
Other ABS	910	433	477	243	-	-	-	-
Other	265	122	143	79	-	-	-	-
	16,895	8.396	8,499	4,426	-	-	-	-
Sub-investment grade
CDO of RMBS	394	32	362	263	918	453	465	465
RMBS	-	-	-	-	-	-	-	-
CMBS	-	-	-	-	-	-	-	-
CLOs	350	268	82	60	-	-	-	-
Other ABS	1,208	1,037	171	123	-	-	-	-
Other	237	169	68	49	154	-	154	154
	2,189	1,506	683	495	1,072	453	619	619
Total
CDO of RMBS	5,778	1,395	4,383	2,201	5,894	3,459	2,435	615
RMBS	93	65	28	10	73	73	-	-
CMBS	4,849	2,388	2,461	1,429	3,731	3,421	310	34
CLOs	12,865	9,673	3,192	1,557	9,941	9,702	239	44
Other ABS	3,666	2,460	1,206	616	4,553	4,388	165	14
Other	769	458	311	176	776	516	260	155
	28,020	16,439	11,581	5,989	24,968	21,559	3,409	862

The Group also has indirect exposure through wrapped securities and assets which have an intrinsic credit enhancement from a monoline insurer. These securities are traded with the benefit of this credit enhancement and therefore any deterioration in the credit rating of the monoline is reflected in the fair value of these assets.

4.3 Credit derivative product companies

CDPCs are companies that sell protection on credit derivatives, that initially had AAA credit rating, based on models for capital allocation agreed with the rating agencies. CDPCs are similar to monoline insurers. However, unlike monoline insurers, they are not regulated as insurers.

The Group has £4.8 billion of exposures with CDPCs mainly relating to correlation trading activity. Correlation trading transactions are primarily driven by counterparties seeking credit exposure to specific baskets of underlying assets. The bespoke protection purchased from these counterparties by the Group are single name and index CDSs. As CDS spreads have widened and, credit protection has become more valuable during the year, the gross exposure to CDPC counterparties has increased.

The credit quality of CDPC counterparties has declined during the year, reflecting the negative impact of credit risk concentrations in a declining market. As a result CVA adjustments to fair value taken against these derivatives have increased significantly.

The tables below present a comparison of the protected assets and the fair value and CVA of the CDPC protection.

	31 December 2008	31 December 2007
	£m	£m
Gross exposure to CDPCs	4,776	863
Credit valuation adjustment	(1,311)	(44)
Net exposure to CDPCs	3,465	819

	31 December 2008				31 December 2007
	Notional amount: protected assets	Fair value: protected reference assets	Gross exposure	Credit valuation adjustment	Notional amount: protected assets	Fair value: protected reference assets	Gross exposure	Credit valuation adjustment
	£m	£m	£m	£m		£m	£m	£m
AAA / AA rated	19,092	15,466	3,626	908	20,605	19,742	863	44
A / BBB rated	6,147	4,997	1,150	403	-	-	-	-
	25,239	20,463	4,776	1,311	20,605	19,742	863	44

Significant proportion of the gross exposure at 31 December 2008 comprises CDS tranches with 16% - 53% attachment-detachment points for those hedged by AAA / AA CDPCs and 16% - 38% for those hedged by lower rated CDPCs. The underlying assets are principally investment grade.

The year on year movement in the CDPC CVA is analysed below:

£m
At 1 January 2008	44
Net benefit on CVA hedges	533
Foreign currency movement	119
Net income statement effect	615
Balance at 31 December 2008	1,311

5. Leveraged finance

Leveraged finance is commonly employed to facilitate corporate finance transactions, such as acquisitions or buy-outs. A bank acting as a lead manager will typically underwrite the loan, alone or with others, and then syndicate the loan to other participants.

The Group's syndicated loan book represent amounts retained from underwriting positions where the Group was lead manager or underwriter, in excess of the Group's intended long term participation.

Since the beginning of the credit market dislocation in the second half of 2007, investor appetite for leveraged loans and similar risky assets has fallen dramatically, with secondary prices falling due to selling pressure and margins increasing, thus also affecting the primary market. There were a small number of deals executed in the first half of 2008 which were much less significant in overall quantum and leverage and which were priced at less than mid-2007 levels. Concerted efforts to sell positions during the first half of 2008 were only partially successful due to the rapid change in market conditions since origination of the loans.  Most of the leveraged finance loans were reclassified from the held-for-trading category to loans and receivables category in the second half of 2008 (see section 6.)

The table below shows the carrying value of leveraged finance exposures by industry and geography.

	31 December 2008					31 December 2007
	Americas	UK	Europe	ROW	Total	Americas	UK	Europe	ROW	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
TMT	1,681	628	402	45	2,756	6,924	424	482	25	7,855
Retail	166	550	707	21	1,444	542	1,318	800	49	2,709
Industrial	280	391	413	-	1,084	249	2,003	1,074	44	3,370
Other	11	552	141	35	739	25	339	271	13	648
	2,138	2,121	1,663	101	6,023	7,740	4,084	2,627	131	14,582
Of which:
Held-for-trading	31	31	41	-	103	7,607	3,694	689	51	12,041
Loans and receivables	2,107	2,090	1,622	101	5,920	133	390	1,938	80	2,541
	2,138	2,121	1,663	101	6,023	7,740	4,084	2,627	131	14,582
Of which:
Drawn	2,081	2,090	1,453	94	5,718	2,249	4,025	2,478	122	8,874
Undrawn	57	31	210	7	305	5,491	59	149	9	5,708
	2,138	2,121	1,663	101	6,023	7,740	4,084	2,627	131	14,582

Note: Leveraged finance as disclosed above for 31 December 2007 has been aligned with definitions used in 2008 in terms of industry classification and is additionally £76 million higher than previously published.

The table below analyses the amounts reported above

	Held-for-trading			Loans and receivables
	Drawn	Undrawn	Total	Drawn	Undrawn	Total
	£m	£m	£m	£m	£m	£m
Balance at 1 January 2008	6,516	5,525	12,041	2,358	183	2,541
Reclassifications	(3,602)	-	(3,602)	3,602	-	3,602
Reclassifications - income effect	216	-	216	19	-	19
Additions	1,171	682	1,853	235	-	235
Sales	(3,826)	(1,882)	(5,708)	(473)	(81)	(554)
Realised losses on sale	(298)	-	(298)	(197)	-	(197)
Funded deals	1,298	(1,298)	-	-	-	-
Lapsed / collapsed deals	(415)	(3,738)	(4,153)	(173)	-	(173)
Changes in fair value	(462)	(156)	(618)	N/A	N/A	N/A
Impairment provisions	N/A	N/A	N/A	(1,191)	-	(1,191)
Exchange and other movements	211	161	372	1,603	35	1,638
Presentation changes	(778)	778	-	(96)	96	-
Balance at 31 December 2008	31	72	103	5,687	233	5,920

N/A not applicable

In addition to the leveraged finance syndicated portfolio discussed above, the Group has £7 billion of portfolio positions, mostly to European companies, that have been classified as loans and receivables since origination.

6. Reclassification of financial instruments

In October 2008, the IASB issued and, the European Union endorsed, amendments to IAS 39 'Financial Instruments: Recognition and

Measurement' (IAS 39) to permit the reclassification of financial assets out of the held-for-trading (HFT) and available-for-sale (AFS) categories.  Transfers must be made at fair value and this fair value becomes the instruments' new cost or amortised cost. The amendments are effective from 1 July 2008. Reclassifications made before 1 November 2008 were backdated to 1 July 2008; subsequent reclassifications were effective from the date the reclassification was made.

During 2008 the Group reclassified financial assets from the held-for-trading and available-for-sale categories into the loans and receivables category (as permitted by paragraph 50D of IAS 39 as amended) and from the held-for-trading category into the available-for-sale category (as permitted by paragraph 50B of IAS 39 as amended). The turbulence in the financial markets during the second half of 2008 was regarded by management as rare circumstances in the context of paragraph 50B of IAS 39 as amended.

The balance sheet values of these assets, the effect of the reclassification on the income statement for the period from the date of reclassification to 31 December 2008 and the gains / losses relating to these assets recorded in the income statement for the years ended 31 December 2008 and 2007:

			31 December 2008		2008					2007
	On reclassification				Gains/ (losses) - to the date of reclassification	After reclassification			Amount that would have been recognised	Gains / (losses) recognised in the income statement in prior periods
	Carrying value	Expected cash flows	Carrying value	Fair value		Income	Impairment losses	Gains/ losses in AFS reserve
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Reclassified from HFT to LAR:
Loans
Leveraged finance	3,602	6,083	4,304	2,523	(457)	454	-	N/A	(1,206)	(155)
Corporate loans	5,040	7,582	5,827	4,940	(76)	198	-	N/A	(681)	(50)
	8,642	13,665	10,131	7,463	(533)	652	-	N/A	(1,887)	(205)
Debt securities
CDO of RMBS	215	259	236	221	4	5	-	N/A	(11)	5
RMBS	1,765	2,136	2,011	1,536	(115)	157	-	N/A	(302)	(12)
CMBS	1	4	1	1	1	-	-	N/A	-	-
CLOs	835	1,141	952	717	(22)	104	-	N/A	(130)	(14)
Other ABS	2,203	3,202	2,514	2,028	(67)	129	-	N/A	(338)	3
Other	2,538	2,764	2,602	2,388	72	3	-	N/A	(166)	94
	7,557	9,506	8,316	6,891	(127)	398	-	N/A	(947)	76
Total	16,199	23,171	18,447	14,354	(660)	1,050	-		(2,834)	(129)

Reclassified from HFT to AFS:
Debt securities:
CDO of RMBS	6,228	8,822	5,695	5,695	(1,330)	1,147	(464)	(1,069)	(280)	(400)
RMBS	5,205	8,890	5,171	5,171	(530)	24	-	(162)	(122)	(4)
CMBS	32	85	31	31	(5)	5	-	(3)	2	(4)
CLOs	1,457	1,804	1,288	1,288	(168)	421	-	(383)	58	(36)
Other ABS	2,199	3,183	1,847	1,847	(356)	(10)	-	(354)	(311)	(42)
Other	614	1,311	698	698	-	130	-	(166)	(5)	(1)
	15,735	24,095	14,730	14,730	(2,389)	1,717	(464)	(2,137)	(658)	(487)

Reclassified from AFS to LAR:
Debt securities	704	772	1,028	968	(12)*	6	-	-	(37)*	-
Total	704	772	1,028	968	(12)	6	-	-	(37)	-

Total	32,638	48,038	34,205	30,052	(3,061)	2,773	(464)	(2,137)	(3,529)	(616)

* Losses recognised in the AFS reserve.

7. Valuation of financial instruments

7.1 Control environment

The Group's control environment for the determination of the fair value of financial instruments has been designed to ensure there are formalised review protocols for independent review and validation of fair values separate from those businesses entering into the transactions.  This includes specific controls to ensure consistent pricing policies and procedures, incorporating disciplined price verification for both proprietary and counterparty risk trades.  The Group ensures special attention is given to bespoke transactions, structured products, illiquid products, and other assets which are difficult to price.

The business entering into the transaction is responsible for the initial determination and recording of the fair value of the transaction. There are daily controls over the profit or loss recorded by trading and treasury front office traders.

A key element of the control environment, segregated from the recording of the transaction's valuation, is the independent price verification (IPV) process. Valuations are first calculated by the business which entered into the transaction. Such valuations may be direct prices, or may be derived using a model and variable model inputs. These valuations are reviewed, and if necessary amended, by the IPV process. This process involves a team independent of those trading the financial instruments performing a review of valuations in the light of available pricing evidence. IPV is performed at a frequency to match the availability of independent data, and the size of the Group's exposure. For liquid instruments the process is performed daily. The minimum frequency of review is monthly for Regulatory Trading Book positions, and six monthly for Regulatory Banking book positions. The IPV control includes formalised reporting and escalation of any valuation differences in breach of defined thresholds. In addition, within GBM, there is a dedicated team (the Global Pricing Unit) which determines IPV Policy, monitors adherence to policy, and performs additional independent review on highly subjective valuation issues.

When models are used to value products, those models are subject to the Modelled Products Review process. This process requires different levels of model documentation, testing and review, depending on the complexity of the model and the size of the Group's exposure to the model. A key element of the control environment over model use in GBM is the Modelled Product Review Committee, which comprises of valuations experts from several functions within GBM. The committee sets the policy for model documentation, testing and review, and prioritises models with significant exposure for review by  th e Group's Quantitative Research Centre. This Centre independent of the trading businesses, and assesses the appropriateness of the application of the model to the product, the mathematical robustness of the model, and (where appropriate), considers alternative modelling approaches which may also be appropriate.

GBM also maintains a Valuation Control Committee that meets formally on a monthly basis to discuss and review escalated items and to consider highly complex and subjective valuation matters. The committee includes valuation specialists representing several independent review functions (including  M arket Risk, Quantitative Research and Finance) and meeting information is also circulated to senior members of the Group's front office trading businesses.

Certain financial instruments have become more difficult and subjective to value and have therefore been transferred to a centrally managed asset unit, in order to separate them from business as usual activities and to allow dedicated focus on the management and valuation of the exposures. The unit has a Valuation Committee comprising senior representatives of the trading function, Risk Management and the Global Pricing Unit which meets regularly and is responsible for  monitoring, assessing and enhancing the adequacy of the valuation techniques being adopted for these instruments.

7.2 Valuation techniques

The Group uses a number of methodologies to determine the fair values of financial instruments for which observable prices in active markets for identical instruments are not available. These techniques include: relative value methodologies based on observable prices for similar instruments; present value approaches where future cash flows from the asset or liability are estimated and then discounted using a risk-adjusted interest rate; option pricing models (such as Black-Scholes or binomial option pricing models) and simulation models such as Monte-Carlo.

The principal inputs to these valuation techniques are listed below. Values between and beyond available data points are obtained by interpolation and extrapolation. When utilising valuation techniques, the fair value can be significantly impacted by the choice of valuation model and underlying assumptions made concerning factors such as the amounts and timing of cash flows, discount rates and credit risk.

•	Bond prices - quoted prices are generally available for government bonds, certain corporate securities and some mortgage-related products.

•	Credit spreads - where available, these are derived from prices of CDS or other credit based instruments, such as debt securities. For others, credit spreads are obtained from pricing services.

•	Interest rates - these are principally benchmark interest rates such as the London Inter-Bank Offered Rate (LIBOR) and quoted interest rates in the swap, bond and futures markets.

•	Foreign currency exchange rates - there are observable markets both for spot and forward contracts and futures in the world's major currencies.

•	Equity and equity index prices - quoted prices are generally readily available for equity shares listed on the world's major stock exchanges and for major indices on such shares.

•	Commodity prices - many commodities are actively traded in spot and forward contracts and futures on exchanges in London, New York and other commercial centres.

•

Price volatilities and correlations - volatility is a measure of the tendency of a price to change with time. Correlation measures the degree to which two or more prices or other variables are observed to move together. If they move in the same direction there is positive correlation; if they move in opposite directions there is negative correlation. Volatility is a key input in valuing options and the valuation of certain products such as derivatives with more than one underlying variable that are correlation-dependent. Volatility and correlation values are obtained from broker quotations, pricing services or derived from option prices.

•

Prepayment rates - the fair value of a financial instrument that can be prepaid by the issuer or borrower differs from that of an instrument that cannot be prepaid. In valuing prepayable instruments that are not quoted in active markets, the Group considers the value of the prepayment option.

•

Counterparty credit spreads - adjustments are made to market prices (or parameters) when the creditworthiness of the counterparty differs from that of the assumed counterparty in the market price (or parameters).

•

Recovery rates / loss given default -  these are used as an input to valuation models and reserves for ABS and other credit products as an indicator of severity of losses on default. Recovery rates are primarily sourced from market data providers or inferred from observable credit spreads.

The Group refines and modifies its valuation techniques as markets and products develop and as the pricing for individual products becomes more or less readily available. While the Group believes its valuation techniques are appropriate and consistent with other market participants, the use of different methodologies or assumptions could result in different estimates of fair value at the balance sheet date.

In order to determine a reliable fair value, where appropriate, management applies valuation adjustments to the pricing information derived from the above sources. These adjustments reflect management's assessment of factors that market participants would consider in setting a price, to the extent that these factors have not already been included in the information from the above sources. Furthermore, on an ongoing basis, management assesses the appropriateness of any model used. To the extent that the price provided by internal models does not represent the fair value of the instrument, for instance in highly stressed market conditions, management makes adjustments to the model valuation to calibrate to other available pricing sources. Where unobservable inputs are used, management may determine a range of possible valuations based upon differing and stress scenarios to determine the sensitivity associated with the valuation. When establishing the fair value of a financial instrument using a valuation technique, the Group considers certain adjustments to the modelled price which market participants would make when pricing that instrument.  Such adjustments include the credit quality of the counterparty and adjustments to correct model valuations for any known limitations. In addition, the Group makes adjustments to defer income for financial instruments valued at inception where the valuation of that financial instrument materially depends on one or more unobservable model inputs.

7.3 Valuation hierarchy

The table below shows the financial instrument carried at fair value at 31 December 2008, by valuation method.

	31 December 2008				31 December 2007
	Level 1(1)	Level 2(2)	Level 3(3)	Total	Level 1(1)	Level 2(2)	Level 3(3)	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Assets
Fair value through profit or loss
Loans and advances to banks	-	56.2	-	56.2	-	71.5	0.1	71.6
Loans and advances to customers	-	50.5	3.1	53.6	-	94.4	13.1	107.5
Debt securities	52.8	65.1	3.8	121.7	83.1	101.7	11.6	196.4
Equity shares	10.6	7.8	0.8	19.2	36.5	8.1	0.8	45.4
Derivatives	3.9	978.4	10.3	992.6	1.9	330.3	5.2	337.4
	67.3	1,158.0	18.0	1,243.3	121.5	606.0	30.8	758.3
Available-for-sale
Debt securities	21.1	108.7	3.1	132.9	32.1	62.4	1.1	95.6
Equity shares	4.8	2.1	0.3	7.2	5.8	1.0	0.8	7.6
	25.9	110.8	3.4	140.1	37.9	63.4	1.9	103.2

	93.2	1,268.8	21.4	1,383.4	159.4	669.4	32.7	861.5
Liabilities
Deposits by banks and customers	-	144.8	0.3	145.1	-	131.9	1.5	133.4
Debt securities in issue	-	47.1	4.4	51.5	-	42.1	9.2	51.3
Short positions	36.0	6.5	-	42.5	63.6	9.9	-	73.5
Derivatives	3.6	963.7	4.0	971.3	2.1	325.6	4.4	332.1
Other financial liabilities	-	1.5	0.3	1.8	-	0.9	0.2	1.1
	39.6	1,163.6	9.0	1,212.2	65.7	510.4	15.3	591.4

Notes
(1)

Valued using unadjusted quoted prices in active markets for identical financial instruments. This category includes listed equity shares, certain exchange-traded derivatives, G10 government securities and certain US agency securities.

(2)	Valued using techniques based significantly on observable market data. Instruments in this category are valued using:
(a)	quoted prices for similar instruments or identical instruments in markets which are not considered to be active; or
(b)	valuation techniques where all the inputs that have a significant effect on the valuation are directly or indirectly based on observable market data.

The type of instruments that trade in markets that are not considered to be active, but are based on quoted market prices, broker dealer quotations, or alternative pricing sources with reasonable levels of price transparency include most government agency securities, investment-grade corporate bonds, certain mortgage products, certain bank and bridge loans, repos and reverse repos, less liquid listed equities, state and municipal obligations, most physical commodities, investment contracts issued by the Group's life assurance businesses and certain money market securities and loan commitments and most OTC derivatives.

(3)

Instruments in this category have been valued using a valuation technique where at least one input (which could have a significant effect on the instrument's valuation) is not based on observable market data. Where inputs can be observed from market data without undue cost and effort, the observed input is used. Otherwise, management determine a reasonable level for the input.

Financial instruments Certain included within level 3 of the fair value hierarchy primarily include cash instruments which trade infrequently, certain syndicated and commercial mortgage loans, unlisted equity shares,  certain residual interests in securitisations, super senior tranches of high grade and mezzanine collateralised debt obligations (CDOs), and other mortgage-based products and less liquid debt securities, certain structured debt securities in issue and  OTC derivatives where valuation depends upon unobservable inputs such as certain long dated and exotic derivatives. No gain or loss is recognised on the initial recognition of a financial instrument valued using a technique incorporating significant unobservable data.

(4)	Other financial liabilities comprise subordinated liabilities and write downs relating to undrawn syndicated loan facilities.

7.4 Level 3 portfolios

Level 3 loans and advances decreased by £10 billion, reflecting sales of £8 billion, reclassification (from fair value classifications to non-fair value classifications) of certain loans, primarily leveraged finance, partly offset by fair value adjustments on the remaining portfolio at the end of the year.

Debt securities categorised as level 3 at the end of the year include £4.9 billion of mortgage and asset-backed securities and £1.4 billion of corporate debt securities. The decrease during the year reflects termination of a deal (£5 billion) in early 2008 and reclassification of £4.6 billion illiquid MBS from fair value classifications to non-fair value classifications. These decreases are partly offset by fair value changes, including £1.3 billion write down of super senior CDOs, and by the transfer of certain sub-prime MBS from level 3 to level 2 due to improved price transparency at the year end date.

Level 3 derivative assets at 31 December 2008 include credit derivative trades with CDPCs with a fair value of £3.5 billion after credit valuation adjustments of £1.3 billion. At 31 December 2007 these credit derivative trades with CDPCs had a fair value of £0.8 billion after a credit valuation adjustment of £44 million and were included within level 2 of the fair value hierarchy. Other level 3 derivative assets at 31 December 2008 include illiquid CDSs, other credit derivatives, commodity derivatives and illiquid interest rate derivatives.

Debt securities in issue, categorised as level 3 were structured medium term notes and the decrease in the year primarily reflects the termination of a deal (£4.7 billion) in the first half of 2008.

The tables below presents the Level 3 financial instruments carried at fair value as at the balance sheet date, valuation basis, main assumptions used in the valuation of these instruments and reasonably possible increases or decreases in fair value based on reasonably possible alternative assumptions:

Level 3 loans and advances decreased by £10 billion, reflecting sales of £8 billion, reclassification of certain loans, primarily leveraged finance to loans and receivables ('LAR'), partly offset by fair value adjustments on the remaining portfolio at the end of the year.

Debt securities categorised as level 3 at the end of the year include £4.9 billion of mortgage and asset-backed securities and £1.4 billion of corporate debt securities. The decrease during the year reflects termination of a deal (£5 billion) in early 2008, reclassification of £4.6 billion illiquid MBS to LAR partly offset by fair value changes, including £1.3 billion on super senior CDOs and the transfer of certain previous illiquid MBS, primarily sub-prime from level 3 to level 2.

Level 3 derivative assets at 31 December 2008 include credit derivative trades with CDPCs with a fair value of £3.5 billion after credit valuation adjustments of £1.3 billion. At 31 December 2007 these credit derivative trades with CDPCs had a fair value of £0.8 billion after a credit valuation of £44 million and were included within level 2 of the fair value hierarchy. Other level 3 derivative assets at 31 December 2008 includes illiquid CDSs, other credit derivatives, commodity derivatives and illiquid interest rate derivatives.

Debt securities in issue, categorised as level 3 were structured medium term notes and the decrease in the year primarily reflects the [early] termination of a deal (£4.7 billion) in the first half of 2008.

The tables below presents the Level 3 financial instruments carried at fair value as at the balance sheet date, valuation basis, main assumptions used in the valuation of these instruments and reasonably possible increases or decreases in fair value based on reasonably possible alternative assumptions:

Assets	Valuation basis / technique	Main assumptions	Carrying value	Reasonably possible alternative assumptions
				Increase in fair value	Decrease in fair value
			£bn	£m	£m
Loans and advances	Proprietary model	Credit spreads, indices	3.1	70	50
Debt securities:
- RMBS	Industry standard model	Prepayment rates, probability of default, loss severity and yield	0.5	40	90
- CMBS	Industry standard model	Prepayment rates, probability of default, loss severity and yield	0.6	30	30
- CDOs	Proprietary model	Implied collateral valuation, defaults rates, housing prices, correlation	1.7	410	440
- CLOs	Industry standard simulation model	Credit spreads, recovery rates, correlation	1.0	40	40
- Other	Proprietary model	Credit spreads	3.1	50	50
Derivatives:
- credit	Proprietary CVA model, industry option models, correlation model	Counterparty credit risk, correlation, volatility	8.0	1,030	1,200
- equity	Proprietary model	Volatility, correlation, dividends	0.1	-	10
- other	Proprietary model	Volatility, correlation	2.2	130	130
Equity shares	Private equity - valuation statements	Fund valuations	1.1	80	160
31 December 2008			21.4	1,880	2,200

31 December 2007			32.7	610	700

Liabilities	Valuation basis / technique	Main assumptions	Carrying value	Reasonably possible alternative assumptions
				Increase in fair value	Decrease in fair value
			£bn	£m	£m
Debt securities in issue	Proprietary model	Credit spreads	4.4	170	190
Derivatives
- credit	Proprietary CVA model, industry option models, correlation model	Correlation, volatility	2.6	160	180
- Other	Proprietary model	Volatility, correlation	1.4	120	120
Other portfolios	Proprietary model	Credit spreads, correlation	0.6	40	60
31 December 2008			9.0	490	550

31 December 2007			15.3	120	120

For each of the portfolio categories shown in the above table, set out below is a description of the types of products that comprise the portfolio and the valuation techniques that are applied in determining fair value, including a description of models used and inputs to those models. Where reasonably possible alternative assumptions of unobservable inputs used in models would change the fair value of the portfolio significantly, the alternative inputs are indicated along with the impact this would have on the fair value. Where there have been significant changes to valuation techniques during the year a discussion of the reasons for this is also included.

Loans and advances to customers

Loans in level 3 primarily comprise US commercial mortgages and syndicated loans.

Commercial mortgages

These senior and mezzanine commercial mortgages are loans secured on commercial land and buildings that were originated or acquired by GBM for securitisation. Senior commercial mortgages carry a variable interest rate and mezzanine or more junior commercial mortgages may carry a fixed or variable interest rate. Factors affecting the value of these loans may include, but are not limited to, loan type, underlying property type and geographic location, loan interest rate, loan to value ratios, debt service coverage ratios, prepayment rates, cumulative loan loss information, yields, investor demand, market volatility since the last securitisation, and credit enhancement. Where observable market prices for a particular loan are not available, the fair value will typically be determined with reference to observable market transactions in other loans or credit related products including debt securities and credit derivatives. Assumptions are made about the relationship between the loan and the available benchmark data. Using reasonably possible alternative assumptions for credit spreads (taking into account all other applicable factors) would reduce the fair value of these mortgages of £1.1 billion by up to £18 million or increase the fair value by up to £25 million.

Syndicated lending

The Group's syndicated lending activities are conducted by the syndicate business in conjunction with the various product lines covering corporate, leveraged, real estate and project finance activities. When a commitment to lend is entered into, the Group estimates the proportion of the loan that is intended to be held for trading on draw down, and the proportion it anticipates to retain on its balance sheet as a loan and receivable. Where the commitment is intended to be syndicated, the commitment to lend is marked to market through the income statement. On draw down, the portion of the loan expected to be syndicated is recorded at fair value through profit or loss as a held for trading asset, and the expected hold portion is measured at amortised cost less, where appropriate, impairment.

The Group values the portion of the loan expected to be syndicated at fair value by using market observable syndication prices in the same or similar assets. Where these prices are not available, a discounted cash flow model is used. The model incorporates observable assumptions such as current interest rates and yield curves, the notional and tender amount of the loan and counterparty credit quality where it is derived from credit default swap spreads using market indices. The model also incorporates unobservable assumptions, including expected refinancing periods, and counterparty credit quality where it is derived from the Group's internal risk assessments. Derivatives arising from commitments to lend are measured using the same model, based on proxy notional amounts.

Using reasonably possible alternative assumptions for expected cash flows to value these assets of £2.0 billion would reduce the fair value by up to £32 million or increase the fair value by up to £45 million. The assumptions to determine these amounts were based on restructuring scenarios and expected margins.

Debt securities

Residential mortgage backed securities

RMBS where the underlying assets are US agency-backed mortgages and there is regular trading are generally classified as level 2 in the fair value hierarchy. RMBS are also classified as level 2 when regular trading is not prevalent in the market, but similar executed trades or third-party data including indices, broker quotes and pricing services can be used to substantiate the fair market value. RMBS are classified as Level 3 when trading activity is not available and a model is utilised which incorporates significant unobservable data.

In determining whether an instrument is similar to that being valued, management considers a range of factors, principally: the lending standards of the brokers and underwriters that originated the mortgages, the lead manager of the security, the issue date of the respective securities, the underlying asset composition (including origination date, loan to value ratios, historic loss information and geographic location of the mortgages), the credit rating of the instrument, and any credit protection that the instrument may benefit from, such as insurance wraps or subordinated tranches. Where there are instances of market observable data for several similar RMBS tranches, management considers the extent of similar characteristics shared with the instrument being valued, together with the frequency, tenor and nature of the trades that have been observed. This method is most frequently used for US and UK RMBS. The RMBS of Dutch and Spanish originated mortgages guaranteed by those governments are valued using the credit spreads of the respective government debt and certain assumptions made by management, or based on observable prices from Bloomberg or consensus pricing services.

Where there is an absence of trading activity, models are used. The Group primarily uses an industry standard model to project the expected future cash flows to be received from the underlying mortgages and to forecast how these cash flows will be distributed to the various holders of the RMBS. This model utilises data provided by the servicer of the underlying mortgage portfolio, layering on assumptions for mortgage prepayments, probability of default, expected losses, and yield. The Group uses data from third-party sources to calibrate its assumptions, including pricing information from a third party pricing service, independent research, broker quotes, and other independent sources. An assessment is made of the third-party data source to determine its applicability and reliability. Management adjusts the model price with a liquidity premium to reflect the price that the instrument could be traded at in the market. Management may also make adjustments for model deficiencies.

The weighted average of the key significant inputs utilised in valuing Level 3 RMBS positions are shown in the table below.

	Non-agency prime	Alt-A
Yield	11.02%	20.69%
Probability of default	3.0 CDR (1)	40.00 CDR(1)
Loss severity	45.00%	52.25%
Prepayment	12.67 CPR(2)	10.65 CPR(2)

Notes:

(1) Constant default rate or probability of default

(2) Constant prepayment rate

The fair value of securities within each class of asset changes on a broadly consistent basis in response to changes in given market factors. However, the extent of the change, and therefore the range of reasonably possible alternative assumptions, may be either more or less pronounced, depending on the particular terms and circumstances of the individual security. Through most of 2008, while default rates on sub-prime mortgages generally increased, there was less detailed and transparent market information on defaults available which could be used to predict future defaults on both Alt-A and prime securities. As such, the Group believes that probability of default was the least transparent input into Alt-A and prime RMBS modelled valuations throughout 2008 (and most sensitive to variations). The Group believes that a range of 500 basis points greater than and 500 basis points less than the weighted average constant default rate, and a range of 200 basis points greater than and 200 basis points less than the weighted average constant default rate represents a reasonably possible set of acceptable pricing alternatives for Alt-A and prime RMBS, respectively. These assumptions consider the inherently risky nature of Alt-A over prime securities, as well as declining economic conditions leading to an increased likelihood of default at year-end. While other key inputs may possess characteristics of unobservability in both Alt-A and prime modelled valuations, the impact of utilising reasonably possible alternatives for these respective inputs would have an immaterial impact on the overall valuation. Using these reasonably possible alternative assumptions the fair value of RMBS of £0.5 billion would be £90 million lower or £40 million higher.

Commercial mortgage backed securities

CMBS are valued using an industry standard model and the inputs, where possible, are corroborated using observable market data.

For senior CMBS and subordinated tranches respectively, the Group determined that the most sensitive input to reasonably possible alternatives for unobservable inputs is probability of default and yield respectively. Using reasonably possible alternative assumptions for these inputs, the fair value of CMBS of £ 0.6 billion would be £30 million lower or £30 million higher.

Collateralised debt obligations

CDOs purchased from third parties are valued using independent, third-party quotes or independent lead manager indicative prices. For super senior CDOs which have been originated by the Group no specific third-party information is available. The valuation of these super senior CDOs therefore takes into consideration outputs from a proprietary model, market data and appropriate valuation adjustments.

The Group's proprietary model calculates the expected cash flows from the underlying mortgages using assumptions derived from publicly available data on future macroeconomic conditions (including house price appreciation and depreciation) and on defaults and delinquencies on these underlying mortgages. The model used by the Group comprises an econometric loan-level model which provides the input to an industry standard ABS model, the output of which feeds a proprietary model generating expected cash flows which are discounted using a risk adjusted rate.

Due to the subjectivity of the inputs to the pricing model, alternative valuation points are constructed to benchmark the output of the model. These valuation points include determining an ABS index implied collateral valuation, which provides a market calibrated valuation data point. A collateral net asset value methodology is also considered which uses dealer buy side marks to determine an upper bound for super senior CDO valuations. Both the ABS index implied valuation and the collateral net asset value methodology apply an assumed immediate liquidation approach.

Management, using all pricing points available, may make necessary and appropriate valuation adjustments to the pricing information derived from the proprietary model. These adjustments reflect management's assessment of factors that market participants would consider in setting a price, to the extent that these factors that have not already been included in the model and may include adjustments made for liquidity discounts.

In order to provide disclosures of the valuation of super senior CDOs using reasonably possible alternative assumptions, management has considered macroeconomic conditions, including house price appreciation and depreciation, and the effect of regional variations. The output from using these alternative assumptions has been compared with inferred pricing from other published data. The Group believes that reasonably possible alternative assumptions could reduce or increase valuations by up to 4%. Using these alternative assumptions would reduce the fair value of level 3 CDOs of £1.7 billion by up to £440 million (super senior CDOs: £292 million) and increase the fair value by up to £410 million (super senior CDOs: £292 million).

Collateralised loan obligations

To determine the fair value of CLOs purchased from third parties, management use third-party broker or lead manager quotes as the primary pricing source. These quotes are benchmarked to consensus pricing sources where they are available.

For CLOs originated and still held by the Group, the fair value is determined using a correlation model based on a Monte Carlo simulation framework. The main model inputs are credit spreads and recovery rates of the underlying assets and their correlation. A credit curve is assigned to each underlying asset based on prices, from third-party dealer quotes, and cash flow profiles, sourced from an industry standard model. Losses are calculated taking into account the attachment and detachment point of the exposure. As the correlation inputs to this model are not observable CLOs are deemed to be level 3. Using reasonably possible alternative assumption the fair value of CLOs of £1.0 billion would be £40 million lower or £40 million higher.

Other debt securities

Other level 3 debt securities comprise £1.5 billion of other ABS and £1.6 billion of other debt securities. Where observable market prices for a particular debt security are not available, the fair value will typically be determined with reference to observable market transactions in other related products, such as similar debt securities or credit derivatives. Assumptions are made about the relationship between the individual debt security and the available benchmark data. Where significant management judgement has been applied in identifying the most relevant related product, or in determining the relationship between the related product and the instrument itself, the valuation is shown in level 3. Using differing assumptions about this relationship would result in different fair values for these assets and liabilities. The main assumption made is that of relative creditworthiness. Using reasonably possible alternative credit assumptions, taking into account the underlying currency, tenor, and rating of the debt securities within each portfolio, would reduce the fair value of other debt securities by up to £50 million or increase the fair value by up to £50 million.

Derivatives

Level 3 derivative assets are comprised of credit derivatives of £8.0 billion, equity derivatives of £0.1 billion and interest rate, foreign exchange rate and commodity derivative contracts of £2.2 billion. Derivative liabilities comprise credit derivatives of £2.6 billion, and interest rate, foreign exchange rate and commodity derivatives contracts of £1.4 billion.

Derivatives are priced using quoted prices for the same or similar instruments where these are available. However, the majority of derivatives are valued using pricing models. Inputs for these models are usually observed directly in the market, or derived from observed prices. However, it is not always possible to observe or corroborate all model inputs. Unobservable inputs used are based on estimates taking into account a range of available information including historic analysis, historic traded levels, market practice, comparison to other relevant benchmark observable data and consensus pricing data.

Credit derivatives

The Group's credit derivatives include vanilla and bespoke portfolio tranches, gap risk products and certain other unique trades. The bespoke portfolio tranches are synthetic tranches referenced to a bespoke portfolio of corporate names on which the Group purchases credit protection. Bespoke portfolio tranches are valued using Gaussian Copula, a standard method which uses observable market inputs (credit spreads, index tranche prices and recovery rates) to generate an output price for the tranche via a mapping methodology. In essence this method takes the expected loss of the tranche expressed as a fraction of the expected loss of the whole underlying portfolio and calculates which detachment point on the liquid index, and hence which correlation level, coincides with this expected loss fraction.  Where the inputs into this valuation technique are observable in the market, bespoke tranches are considered to be level 2 assets. Where inputs are not observable, bespoke tranches are considered to be level 3 assets. However, all transactions executed with a CDPC counterparty are considered level 3 as the counterparty credit risk assessment is a significant component of these valuations.

Gap risk products are leveraged trades, with the counterparty's potential loss capped at the amount of the initial principal invested. Gap risk is the probability that the market will move discontinuously too quickly to exit a portfolio and return the principal to the counterparty without incurring losses, should an unwind event be triggered. This optionality is embedded within these portfolio structures and is very rarely traded outright in the market. Gap risk is not observable in the markets and, as such, these structures are deemed to be level 3 instruments.

Other unique trades are valued using a specialised model for each instrument and the same market data inputs as all other trades where applicable. By their nature, the valuation is also driven by a variety of other model inputs, many of which are unobservable in the market. Where these instruments have embedded optionality it is valued using a variation of the Black-Scholes option pricing formula, and where they have correlation exposure it is valued using a variant of the Gaussian Copula model. The volatility or unique correlation inputs required to value these products are generally unobservable and the instruments are therefore deemed to be level 3 instruments.

Other derivatives

Exotic equity, interest rate and commodity options provide a payout (or series of payouts) linked to the performance of one or more underlying, including equities, interest rates, foreign exchange rates and commodities. Included in commodities derivatives are energy contracts entered into by RBS Sempra Commodities. Most of these contracts are valued using models that incorporate observable data. A small number are more complex, structured derivatives which incorporate in their valuation assumptions regarding power price volatilities and correlation between inputs, which are not market observable. These include certain tolling agreements, where power is purchased in return for a given quantity of fuel, and load deals, where a seller agrees to deliver a fixed proportion of power used by a client's utility customers.

Exotic options do not trade in active markets except in a small number of cases. Consequently, the Group uses models to determine fair value using valuation techniques typical for the industry. These techniques can be divided, firstly, into modelling approaches and, secondly, into methods of assessing appropriate levels for model inputs. The Group uses a variety of proprietary models for valuing exotic trades.

Exotic valuation inputs include correlation between equities, interest rates, foreign exchange rates and commodity prices. Correlations for more liquid equity and rate pairs are valued using independently sourced consensus pricing levels. Where a consensus pricing benchmark is unavailable, these instruments are categorised as level 3.

Reasonably possible alternative assumptions (for all derivative assets)

In determining the effect of reasonably possible alternative assumptions for unobservable inputs, the Group has considered trades with CDPCs separately from all other level 3 derivatives due to the significant element of subjectivity in determining the counterparty credit risk.

The fair value of credit derivative trades with CDPCs as at 31 December 2008 was £4.8 billion before applying a CVA of £1.3 billion. The Group's credit derivative exposures to CDPCs are valued using pricing models with inputs observed directly in the market. An adjustment is made to the model valuation as the creditworthiness of CDPC counterparties differs from that of the credit risk assumption within the valuation model. The adjustment reflects the estimated cost of hedging the counterparty risk arising from each trade. In the absence of market observable credit spreads of CDPCs, the cost of hedging the counterparty risk is estimated from an analysis of the underlying trades and the cost of hedging expected default losses in excess of the capital available in each vehicle. A reasonably possible alternative approach would be to estimate the cost of hedging the counterparty risk from market observable credit spreads of entities considered similar to CDPCs (for example monoline insurers with similar business or similarly rated entities). These reasonably possible alternative approaches would reduce the fair value credit derivatives with CDPCs by up to £740 million or increase the fair value by up to £600 million.

For all other level 3 derivatives, unobservable inputs are principally comprised of correlations and volatilities. Where a derivative valuation relies significantly on an unobservable input, the valuation is shown in level 3. It is usual for such derivative valuations to depend on several observable, and one or few unobservable model inputs. In determining reasonably possible alternative assumptions, the relative impact of unobservable inputs as compared to those which may be observed was considered. Using reasonably possible alternative assumptions the fair value of all level 3 derivatives (excluding CDPCs) of £4.0 billion would be reduced by up to £600 million or increased by up to £560 million.  Using reasonably possible alternative assumptions, the fair value of all other level 3 derivatives liabilities of £4 billion would be reduced by up to £300 million or increased by up to £280 million.

Equity shares - private equity

Private equity investments include unit holdings and limited partnership interests primarily in corporate private equity funds, debt funds and fund of hedge funds. Externally managed funds are valued using recent prices where available. Where not available, the fair value of investments in externally managed funds is generally determined using statements or other information provided by the fund managers.

Although such valuations are provided from third parties, the Group recognises that such valuations may rely significantly on the judgements and estimates made by those fund managers, particularly in assessing private equity components. Following the decline in liquidity in world markets, the Group believes that there is now sufficient subjectivity in such valuations to report them in level 3.

Reasonably possible alternative valuations have been determined based on the historic trends in valuations received, and by considering the possible impact of market movements towards the end of the reporting period, which may not be fully reflected in valuations received. Using these reasonably possible alternate assumptions would reduce the fair value of externally managed funds of £1.1 billion by up to £160 million or increase the fair value by up to £80 m.

Other financial instruments

Other than the portfolios discussed above, there are other financial instruments which are held at fair value determined from data which are not market observable, or incorporating material adjustments to market observed data. Using reasonably possible alternate assumptions appropriate to the financial asset or liability in question, such as credit spreads, derivative inputs and equity correlations, would reduce the fair value of other financial instruments held at fair value of £4.9 billion, primarily debt securities in issue of £4.4 billion, and included in level 3 by up to £250 million or increase the fair value by up to £210 million.

7.5 Own credit

When valuing financial liabilities recorded at fair value, the Group takes into account the effect of its own credit standing. The categories of financial liabilities on which own credit spread adjustments are made are issued debt, including issued structured notes, and derivatives. An own credit adjustment is applied to positions where it is believed that counterparties would consider the Group's creditworthiness when pricing trades.

For issued debt and structured notes, this adjustment is based on independent quotes from market participants for the debt issuance spreads above average inter-bank rates (at a range of tenors) which the market would demand when purchasing new senior or sub-debt issuances from the Group. Where necessary, these quotes are interpolated using a curve shape derived from CDS prices.

The fair value of the Group's derivative financial liabilities has also been adjusted to reflect the Group's own credit risk. The adjustment takes into account collateral posted by the Group and the effects of master netting agreements. No adjustments were made for own credit risk in relation to derivative liabilities in prior periods as it was not a significant factor in the pricing of derivative transactions by market participants. The change in methodology reflects market turbulence in 2008 which led to participants focussing increased attention on counterparty credit quality.

The table below shows the own credit spread adjustments on liabilities recorded in the income statement during the year.

	Debt securities in issue			Derivatives	Total
	Held-for-trading	Designated at fair value through profit and loss	Total
	£m	£m	£m	£m	£m
At 1 January 2008	304	152	456	-	456
Effect of changes to credit spreads	376	583	959	450	1,409
Benefit of foreign exchange hedges	392	195	587	-	587
New issues	274	97	371	-	371
At 31 December 2008	1,346	1,027	2,373	450	2,823

8. SPEs and conduits

8.1 SPEs

The Group arranges securitisations to facilitate client transactions and undertakes securitisations to sell financial assets or to fund specific portfolios of assets. The Group also acts as an underwriter and depositor in securitisation transactions involving both client and proprietary transactions. In a securitisation, assets, or interests in a pool of assets, are transferred generally to a special purpose entity (SPE) which then issues liabilities to third party investors. SPEs are vehicles established for a specific, limited purpose, usually do not carry out a business or trade and typically have no employees. They take a variety of legal forms - trusts, partnerships and companies - and fulfil many different functions. As well as being a key element of securitisations, SPEs are also used in fund management activities to segregate custodial duties from the fund management advice provided by the Group.

It is primarily the extent of risks and rewards assumed that determines whether these entities are consolidated in the Group's financial statements. The following section aims to address the significant exposures which arise from the Group's activities through specific types of SPEs.

The Group sponsors and arranges own-asset securitisations, whereby the sale of assets or interests in a pool of assets into an SPE is financed by the issuance of securities to investors. The pool of assets held by the SPE may be originated by the Group, or (in the case of whole loan programmes) purchased from third parties, and may be of varying credit quality. Investors in the debt securities issued by the SPE are rewarded through credit-linked returns, according to the credit rating of their securities. The majority of securitisations are supported through liquidity facilities, other credit enhancements and derivative hedges extended by financial institutions, some of which offer protection against initial defaults in the pool of assets. Thereafter, losses are absorbed by investors in the lowest ranking notes in the priority of payments. Investors in the most senior ranking debt securities are typically shielded from loss, since any subsequent losses may trigger repayment of their initial principal.

The Group also employs synthetic structures, where assets are not sold to the SPE, but credit derivatives are used to transfer the credit risk of the assets to an SPE. Securities may then be issued by the SPE to investors, on the back of the credit protection sold to the Group by the SPE.

In general residential and commercial mortgages and credit card receivables form the types of assets generally included in cash securitisations, while corporate loans and commercial mortgages typically serve as reference obligations in synthetic securitisations.

The Group sponsors own-asset securitisations as a way of diversifying funding sources, managing specific risk concentrations, and achieving capital efficiency. The Group purchases the securities issued in own-asset securitisations set up for funding purposes. During 2008, the Group was able to pledge AAA-rated asset-backed securities as collateral for repurchase agreements with major central banks under schemes such as the Bank of England's Special Liquidity Scheme, launched in April 2008, which allowed banks to temporarily swap high-quality mortgage-backed and other securities for liquid UK Treasury Bills. This practice has contributed to the Group's sources of funding during 2008 in the face of the contraction in the UK market for inter-bank lending and the investor base for securitisations.

The Group typically does not retain the majority of risks and rewards of own-asset securitisations set up for the purposes of risk diversification and capital efficiency, where the majority of investors tend to be third parties. Therefore, the Group is typically not required to consolidate the related SPEs.

The Group has also established whole loan securitisation programmes in the US and UK where assets originated by third parties are purchased by the Group for securitisation. The majority of these vehicles are not consolidated by the Group, as it is not exposed to the risks and rewards of ownership.

The Group consolidates those SPEs where it holds the majority of the risks and rewards.

8.2 Conduits

The Group sponsors and administers a number of asset-backed commercial paper ("ABCP") conduits. A conduit is an SPE that issues commercial paper and uses the proceeds to purchase or fund a pool of assets. The commercial paper is secured on the assets and is redeemed either by further commercial paper issuance, repayment of assets or liquidity drawings. Commercial paper is typically short-dated - the length of time from issuance to maturity of the paper is typically up to three months.

The Group's conduits can be divided into multi-seller conduits and own-asset conduits. In line with market practice, the Group consolidates both types of conduit where it is exposed to the majority of risks and rewards of ownership of these entities. The Group also extends liquidity commitments to multi-seller conduits sponsored by other banks, but typically does not consolidate these entities as it is not exposed to the majority of the risks and rewards.

Funding and liquidity

The Group's most significant multi-seller conduits have thus far continued to fund the vast majority of their assets solely through ABCP issuance. There were significant disruptions to the liquidity of the financial markets during the year following the bankruptcy filing of Lehman Brothers in September 2008 and this required a small amount of the assets held in certain conduits to be funded by the Group rather than through ABCP issuance. By the end of 2008 there had been an improvement in market conditions, supported by central bank initiatives, which enabled normal ABCP funding to replace this Group funding of the conduits.

The average maturity of ABCP issued by the Group's conduits as at 31 December 2008 was 72.1 days (2007: 60.9 days).

The total assets held by the Group's sponsored conduits are £49.9 billion (2007: £48.1 billion). Since these liquidity facilities are sanctioned on the basis of total conduit purchase commitments, the liquidity facility commitments will exceed the level of assets held, with the difference representing undrawn commitments.

The Group values the funding flexibility and liquidity provided by the ABCP market to fund client and Group-originated assets. Whilst there are plans to decrease the multi-seller conduit business in line with the Group's balance sheet, the Group is reviewing the potential for new own-asset conduit structures to add funding diversity.

Multi-seller conduits

The multi-seller conduits were established by the Group for the purpose of providing its clients with access to diversified and flexible funding sources. A multi-seller conduit typically purchases or funds assets originated by the banks' clients. The multi-seller conduits form the vast majority of the Group's conduit business (69.4% of the total liquidity and credit enhancements committed by the Group). The Group sponsors six multi-seller conduits which finance assets from Europe, North America and Asia-Pacific.

Assets purchased or financed by the multi-seller conduits include auto loans, residential mortgages, credit card receivables, consumer loans and trade receivables. All assets held by the conduits are recorded on the Group's balance sheet either as loans and receivables or debt securities.

The third-party assets financed by the conduits are structured with a significant degree of first-loss credit enhancement provided by the originators of the assets. This credit enhancement, which is specific to each transaction, can take the form of over-collateralisation, excess spread or subordinated loan, and typically ensures the conduit asset has a rating equivalent to at least a single-A credit. In addition and in line with general market practice, the Group provides a small second-loss layer of programme-wide protection to the multi-seller conduits. Given the nature and investment grade equivalent quality of the first loss enhancement provided to the structures, the Group has only a minimal risk of loss on its program wide exposure. The issued ABCP is rated P-1 / A1 by Moody's and Standard & Poor's.

The Group provides liquidity back-up facilities to the conduits it sponsors. These facilities can be drawn upon by the conduits in the event of a disruption in the ABCP market, or when certain trigger events occur such that ABCP cannot be issued. For a very small number of transactions within two of the multi-seller conduits sponsored by the Group these liquidity facilities have been provided by third-party banks. This typically occurs on transactions where the third-party bank does not use, or have, its own conduit vehicles. Conduit commercial paper issuance is managed such that the spread of maturity dates of the issued ABCP mitigates the short-term contingent liquidity risk of providing back-up facilities. Group limits sanctioned for such facilities as at 31 December 2008 totalled approximately £42.9 billion (2007: £49.2 billion).

The Group's maximum exposure to loss on its multi-seller conduits is £43.2 billion (2007: £49.4 billion), being the total amount of the Group's liquidity commitments plus the extent of programme-wide credit enhancements which relate to conduit assets for whom liquidity facilities were provided by third parties.

Own-asset conduits

The Group also holds three own-asset conduits which fund assets which have been funded at one time by the Group. These vehicles represent 25% of the Group's conduit business (as a percentage of the total liquidity and credit enhancements committed by the Group), with £14.8 billion of ABCP outstanding at 31 December 2008 (2007: £10.4 billion). The Group's maximum exposure to loss on its own-asset conduits is £15.9 billion (2007: £13.5 billion), being the total drawn and undrawn amount of the Group's liquidity commitments to these conduits.

Securitisation arbitrage conduits

The Group no longer sponsors any securitisation arbitrage conduits. As part of the integration of ABN AMRO and a strategic review of the conduit business, the sole securitisation arbitrage conduit was dissolved in 2008. All of its assets were transferred to a centrally managed asset unit for run-off or sale.

The Group's exposure from both its consolidated conduits, including those to which the Group is economically exposed and those which are shared with the other consortium members, and its involvement with third-party conduits are set out below.

	31 December 2008			31 December 2007(1)
	Sponsored conduits	Third party	Total	Sponsored conduits	Third party	Total
	£m	£m	£m	£m	£m	£m
Total assets held by the conduits	49,857			48,070

Commercial paper issued	48,684			46,532

Liquidity and credit enhancements:
deal specific liquidity
- drawn	1,172	3,078	4,250	1,537	2,280	3,817
- undrawn	57,929	198	58,127	61,347	490	61,837
programme-wide liquidity
- drawn	-	102	102	-	250	250
- undrawn	-	504	504	75	899	974
PWCE (2)	2,391	-	2,391	3,096	-	3,096
	61,492	3,882	65,374	66,055	3,919	69,974

Maximum exposure to loss(3)	59,101	3,882	62,983	62,959	3,919	66,878

Notes
(1)	Total assets held by the conduits and commercial paper issued at 31 December 2007 included:
	(a)	£5.2 billion assets and commercial paper issued relating to and by the Group's securitisation arbitrage conduit which was dissolved in 2008
	(b)	£10.7 billion assets (corporate loans) and £10.5 billion commercial paper issued relating to a shared conduit - see below.
	(c)	£1.3 billion assets relating to reactivated conduits which started to issue commercial paper in the second half of 2008
(2)	Programme-wide credit enhancement
(3)

Maximum exposure to loss is determined as the Group's total liquidity commitments to the conduits and additionally programme-wide credit support which would absorb first loss on transactions where liquidity support is provided by a third party.

The Group's exposure from the conduit shared with the other consortium members are set out below:

	31 December 2008	31 December 2007
	£m	£m
Total assets held by the conduits	13,286	10,650

Commercial paper issued	13,028	10,452

Liquidity and credit enhancements:
deal specific liquidity
- drawn	258	198
- undrawn	13,566	11,868
programme-wide liquidity	-	-
PWCE	-	-
	13,824	12,066

Maximum exposure to loss	13,824	12,066

Collateral analysis, geographic, profile, credit ratings and weighted average lives of the assets in the assets relating to the Group's consolidated conduits and related undrawn commitments are set out in the tables below.

	31 December 2008						31 December 2007
	Funded assets			Undrawn	Liquidity from third parties	Total exposure	Funded assets			Undrawn	Liquidity from third parties	Total exposure
	Loans	Securities	Total				Loans	Securities	Total

Auto loans	9,924	383	10,307	1,871	-	12,178	8,066	578	8,644	3,701	(102)	12,243
Corporate loans	430	11,042	11,472	534	-	12,006	36	8,927	8,963	1,390	-	10,353
Credit card receivables	5,844	-	5,844	922	-	6,766	5,104	90	5,194	1,206	-	6,400
Trade receivables	2,745	-	2,745	1,432	(71)	4,106	3,068	320	3,388	2,386	-	5,774
Student loans	2,555	-	2,555	478	(132)	2,901	335	262	597	1,082	(132)	1,547
Consumer loans	2,371	-	2,371	409	-	2,780	1,886	-	1,886	403	-	2,289
Mortgages
Prime	4,416	2,250	6,666	1,188	-	7,854	4,424	2,263	6,687	664	-	7,351
Non-conforming	2,181	-	2,181	727	-	2,908	2,343	234	2,577	740	-	3,317
Sub-prime	-	-	-	-	-	-	9	117	126	363	-	489
Commercial	1,228	507	1,735	66	(23)	1,778	799	1,094	1,893	168	(23)	2,038
Buy-to-let	-	-	-	-	-	-	-	61	61	8	-	69
CDOs	-	-	-	-	-	-	-	2,129	2,129	268	-	2,397
Other	1,851	2,130	3,981	1,615	-	5,596	2,976	2,947	5,923	2,433	-	8.356
	33,545	16,312	49,857	9,242	(226)	58,873	29,046	19,022	48,068	14,812	(257)	62,623

	CP funded assets
	Geographic distribution					Weighted average life	Credit ratings (S&P equivalent)
	UK	Europe	US	ROW	Total		AAA	AA	A	BBB	Below BBB
31 December 2008
Auto loans	801	1,706	7,402	398	10,307	1.7	6,075	883	3,349	-	-
Corporate loans	1,714	4,347	3,289	2,122	11,472	4.9	10,767	132	573	-	-
Credit card receivables	633	-	4,999	212	5,844	0.7	3,465	62	2,171	146	-
Trade receivables	68	922	1,371	384	2,745	0.7	120	1,025	1,600	-	-
Student loans	144	-	2,411	-	2,555	0.3	2,296	144	115	-	-
Consumer loans	708	1,195	468	-	2,371	1.7	387	993	923	68	-
Mortgages
Prime	-	2,244	-	4,422	6,666	2.8	2,675	3,876	115	-	-
Non-conforming	960	1,221	-	-	2,181	4.6	351	368	475	987	-
Sub-prime	-	-	-	-	-	-	-	-	-	-	-
Commercial	713	453	74	495	1,735	11.0	274	518	474	469	-
Buy-to-let	-	-	-	-	-		-	-	-	-	-
CDOs	-	-	-	-	-		-	-	-	-	-
Other	166	1,198	684	1,993	3,981	1.2	3	958	2,786	234	-
	5,907	13,286	20,698	10,000	49,857	2.8	26,413	8,959	12,581	1,904	-

	Geographic distribution					Weighted average life	Credit ratings (S&P equivalent)
	UK	Europe	US	ROW	Total		AAA	AA	A	BBB	Below BBB
31 December 2007
Auto loans	2,250	1,259	4,793	341	8,643	1.9	1,457	3,184	3,940	62	-
Corporate Loans	1,127	1,551	4,658	1,627	8,963	6.5	8,839	15	110	-	-
Credit card receivables	654	-	4,402	138	5,194	1.0	1,287	913	2,848	147	-
Trade receivables	299	816	1,965	309	3,389	0.9	186	732	2,183	236	51
Student loans	140	-	457	-	597	1.6	270	311	16	-	-
Consumer loans	648	724	514	-	1,886	1.2	1,018	473	395	-	-
Mortgages										-	-
Prime	276	565	983	4,863	6,687	3.3	1,897	2,181	2,610	-	-
Non-conforming	1,675	833	-	69	2,577	5.1	268	1,596	713	-	-
Sub-prime	-	-	9	117	126	0.2	117	-	9	-	-
Commercial	1,023	233	198	439	1,893	9.6	746	630	401	116	-
Buy-to-let	61	-	-	-	61	-	37	24		-	-
CDOs	137	520	1,473	-	2,130	2.7	2,114	15	-	-	-
Other	579	1,071	1,950	2,323	5,923	2.8	2,363	784	2,652	125	-
	8,869	7,572	21,402	10,226	48,069	3.3	20,599	10,858	15,877	686	51

8.3 SIVs

The Group does not sponsor any structured investment vehicles.

8.4 Investment funds set up and managed by the Group

The Group's investment funds are managed by RBS Asset Management (RBSAM), which is an integrated asset management business, which manages investments on behalf of third-party institutional and high net worth investors, as well as for the Group. RBSAM is active in most traditional asset classes and employs both fund of funds structures and multi-manager strategies. Its offering includes money market funds, long only funds and alternative investment funds.

Money market funds

The Group has established and manages a number of money market funds for its customers. When a new fund is launched, RBS as fund manager typically provides a limited amount of seed capital to the funds. RBS does not have investments in these funds greater than £25 million. As RBS does not have holdings in these funds of significant size and as the risks and rewards of ownership are not with RBS, these funds are not consolidated by RBS.

The funds have been authorised by the Irish Financial Services Regulatory Authority as UCITS pursuant to the UCITS Regulations (UCITS Regulations refer to the European Communities' Undertakings for Collective Investment in Transferable Securities Regulations) and are therefore restricted in the types of investments and borrowings they can make. The structure of the assets within the funds is designed to meet the liabilities of the funds to their investors who have no recourse other than to the assets of the funds. The risks to RBS as a result are restricted to reputational damage if the funds were unable to meet withdrawals when requested on a timely basis or in full.

The RBS money market funds had total assets of £13.6 billion at 31 December 2008 (31 December 2007: £11.2 billion). The sub categories of money market funds are:

•

£8.0 billion (2007: £5.1 billion) in Money Funds denominated in sterling, US dollars and euro, which invest in short-dated, highly rated money market securities with the objective of providing security, performance and liquidity.

•	£4.9 billion (2007: £5.5 billion) in multi-manager money market funds denominated in sterling, US dollars and euro, which invest in short dated, highly rated securities.

•

£0.7 billion (2007: £0.6 billion) in Money Funds Plus denominated in sterling, US dollars and euro, which invest in longer-dated, highly rated securities with the objective of providing security, enhanced performance and liquidity.

   Non-money market funds

The Group has also established a number of non-money market funds to enable investors to invest in a range of assets including bonds, equities, hedge funds, private equity and real estate. The Group does not have investments in these funds greater than £200 million. Since it does not have significant holdings in these funds and the risks and rewards of ownership are not retained, these funds are not consolidated by the Group.

The non-money market funds had total assets of £18.7 billion at 31 December 2008 (31 December 2007: £19.4 billion). The sub categories of non-money market funds are:

•	£16.0 billion (2007: £17.0 billion) in multi-manager funds, which offer fund of funds products across bond, equity, hedge fund, private equity and real estate asset classes.

•	£1.6 billion (2007: £1.3 billion) in committed capital to private equity investments, which invests primarily in equity and debt securities of private companies.

•	£1.1 billion (2007: £1.1 billion) in credit investments, which invests in various financial instruments.

The structure of the assets within the funds is designed to meet the liabilities of the funds to their investors who have no recourse other than to the assets of the funds. The risks to the Group as a result are restricted to reputational damage if the funds were unable to meet withdrawals when requested on a timely basis or in full, and the Group's own investment in the funds.

The Group's maximum exposure to non-money market funds is represented by the investment in the shares of each fund and was £200 million at 31 December 2008 (2007: £171 million).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    26 February 2009

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat